     Revised 2004
Consolidated Financial
Statements

AUDITORS’ REPORT

To the Shareholders of TransAlta Corporation

We have audited the consolidated balance sheets of TransAlta Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles. We also report that, in our opinion, these principles have been applied, except for changes in the method of accounting for preferred shares, employee share purchase plan loans and mineral rights as explained in Note 1(R) to the consolidated financial statements, on a basis consistent with that of the preceding year.

Our previous report dated February 25, 2005 has been withdrawn and the financial statements have been revised to reflect the restatement as explained in note 26 to the revised consolidated financial statements.

CHARTERED ACCOUNTANTS CALGARY, CANADA

FEBRUARY 25, 2005 (EXCEPT FOR NOTE 26 WHICH IS AS OF OCTOBER 19, 2005)

CONSOLIDATED STATEMENTS OF EARNINGS & RETAINED EARNINGS

Year ended Dec. 31	2004	2003	2002
(in millions of Canadian dollars except per share amounts)		(Restated, Note 1)	(Restated, Note 1)
Revenues	$2,838.3	$2,520.9	$1,814.9
Trading purchases	(197.7)	(97.4)	(91.0)
Fuel and purchased power	(1,231.3)	(1,067.4)	(664.6)
Gross margin	1,409.3	1,356.1	1,059.3
Operations, maintenance and administration	572.7	559.3	420.5
Depreciation and amortization (Note 2)	377.3	339.0	243.0
Taxes, other than income taxes	20.8	23.1	27.4
Operating expenses	970.8	921.4	690.9
Gain on sale of Sheerness Generating Station (Note 4)	–	(191.5)	–
Gain on sale of Meridian Cogeneration Facility (Note 4)	(17.7)	–	–
Gain on sale of TransAlta Power partnership units (Note 4)	(44.8)	(15.2)	–
Gain on sale of land (Note 4)	–	(10.5)	–
Asset impairment charges (Notes 6 and 7)	–	90.3	152.5
Prior period regulatory decision (Note 16)	22.9	–	3.3
	(39.6)	(126.9)	155.8
Operating income	478.1	561.6	212.6
Other income (expense)	–	(3.2)	0.1
Foreign exchange gain (loss)	0.7	(4.7)	1.2
Net interest expense (Note 11)	(222.1)	(220.7)	(117.6)
Earnings before non-controlling interests and income taxes	256.7	333.0	96.3
Non-controlling interests (Note 13)	46.0	34.2	20.1
Earnings before income taxes	210.7	298.8	76.2
Income tax expense (Note 17)	50.1	64.6	9.4
Earnings from continuing operations	160.6	234.2	66.8
Earnings from discontinued operations, net of tax (Note 3)	–	–	12.8
Gain on disposal of discontinued operations, net of tax (Notes 3 and 4)	9.6	–	120.0
Net earnings	170.2	234.2	199.6
Common share dividends	(192.7)	(185.0)	(169.0)
Adjustment arising from normal course issuer bid (Note 14)	(1.1)	–	(27.0)
Retained earnings
Opening balance	933.9	884.7	881.1
Closing balance	$910.3	$933.9	$884.7
Weighted average common shares outstanding in the year	192.7	185.3	169.6
Basic earnings per share
Earnings from continuing operations	$0.83	$1.26	$0.39
Earnings from discontinued operations	–	–	0.07
Net earnings from operations	0.83	1.26	0.46
Gain on disposal of discontinued operations, net of tax	0.05	–	0.71
Net earnings	$0.88	$1.26	$1.17
Diluted earnings per share (Note 14)
Earnings from continuing operations	$0.83	$1.26	$0.39
Earnings from discontinued operations	–	–	0.07
Net earnings from operations	0.83	1.26	0.46
Gain on disposal of discontinued operations, net of tax	0.05	–	0.71
Net earnings	$0.88	$1.26	$1.17
See accompanying notes.

CONSOLIDATED BALANCE SHEETS

Dec. 31	2004	2003
(in millions of Canadian dollars)		(Restated, Note 1)
ASSETS (Note 11)
Current assets
Cash and cash equivalents	$137.1	$155.0
Accounts receivable (Notes 4 and 21)	429.1	420.1
Prepaid expenses	54.7	53.8
Price risk management assets (Note 19)	61.4	68.4
Future income tax assets (Note 17)	21.5	29.4
Income taxes receivable	60.1	108.9
Inventory	39.9	47.0
Current portion of other assets (Note 9)	192.7	49.4
	996.5	932.0
Restricted cash (Note 4)	8.9	9.9
Investments (Note 5)	3.0	5.0
Long-term receivables (Note 6)	–	120.1
Property, plant and equipment (Note 7)
Cost	8,865.4	8,693.2
Accumulated depreciation	(2,621.0)	(2,307.7)
	6,244.4	6,385.5
Goodwill (Note 4)	142.2	149.6
Intangible assets (Note 8)	392.3	477.2
Future income tax assets (Note 17)	132.0	90.3
Price risk management assets (Note 19)	32.5	31.6
Other assets (Note 9)	181.2	280.8
Total assets	$8,133.0	$8,482.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 10)	$34.4	$119.8
Accounts payable and accrued liabilities	432.3	501.2
Price risk management liabilities (Note 19)	49.9	64.3
Income taxes payable	6.9	–
Future income tax liabilities (Note 17)	11.1	4.6
Dividends payable	19.3	14.9
Deferred credits and other current liabilities (Note 12)	133.4	24.1
Current portion of long-term debt – recourse (Note 11)	538.1	138.5
Current portion of long-term debt – non-recourse (Note 11)	49.6	45.3
	1,275.0	912.7
Long-term debt – recourse (Note 11)	1,939.8	2,428.1
Long-term debt – non-recourse (Note 11)	530.4	534.2
Preferred securities (Note 11)	175.0	475.0
Deferred credits and other long-term liabilities (Note 12)	391.3	487.6
Future income tax liabilities (Note 17)	703.9	686.1
Price risk management liabilities (Note 19)	28.5	29.9
Non-controlling interests (Note 13)	616.4	477.9
Common shareholders’ equity
Common shares (Note 14)	1,611.9	1,555.7
Retained earnings	910.3	933.9
Cumulative translation adjustment	(49.5)	(39.1)
	2,472.7	2,450.5
Total liabilities and shareholders' equity	$8,133.0	$8,482.0
Contingencies (Notes 6, 16 and 23)
Subsequent events (Note 25)
Commitments (Note 22)
See accompanying notes.

On behalf of the Board:	WILLIAM D. ANDERSON

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended Dec. 31	2004	2003	2002
(in millions of Canadian dollars)		(Restated, Note 1)	(Restated, Note 1)
Operating activities
Net earnings	$170.2	$234.2	$199.6
Depreciation and amortization (Note 2)	411.8	378.1	276.8
California receivable provision (Note 6)	22.9	–	–
Gain on sale of TransAlta Power partnership units (Note 4)	(44.8)	(15.2)	–
Non-controlling interests	46.0	34.2	20.1
Writedown of investments (Note 5)	–	6.2	–
Asset retirement obligation accretion (Note 12)	19.3	22.0	18.7
Future income taxes (Note 17)	17.8	27.4	(54.4)
Unrealized loss (gain) from energy marketing activities	(9.7)	(18.6)	31.7
Asset retirement obligation costs settled (Note 12)	(19.7)	(26.5)	(14.5)
Foreign exchange loss (gain)	(0.7)	4.7	(1.2)
Asset impairment charge	–	90.3	152.5
Loss (gain) on sale of assets	(15.1)	(202.0)	15.6
Gain on disposal of discontinued operations	(9.6)	–	(120.0)
Other non-cash items	–	3.2	(15.2)
	588.4	538.0	509.7
Change in non-cash operating working capital balances	25.0	(11.1)	(111.1)
Cash flow from operating activities	613.4	526.9	398.6
Investing activities
Long-term receivables	90.8	–	165.3
Additions to property, plant and equipment	(365.8)	(555.7)	(945.8)
Proceeds on sale of property, plant and equipment (Note 4)	43.2	226.7	2.3
Proceeds on sale of TransAlta Power partnership units (Note 4)	116.5	37.2	–
Investments	–	–	(6.1)
Restricted cash (Note 4)	1.1	46.7	–
Acquisitions (Note 4)	–	(323.4)	(40.1)
Proceeds on sale of long-term investments (Note 5)	–	21.6	–
Reduction in advance to TransAlta Power (Note 4)	2.0	–	–
Realized foreign exchange gains on net investments (Note 19)	47.8	194.1	4.2
Deferred charges and other	(1.0)	11.8	(29.8)
Proceeds on sale of discontinued operations (Note 3)	–	–	818.0
Cash flow used in investing activities	(65.4)	(341.0)	(32.0)
Financing activities
Repayment of short-term debt	(85.4)	(170.2)	(247.1)
Repayment of long-term debt	(292.2)	(601.1)	(454.5)
Dividends on common shares	(135.4)	(158.3)	(115.5)
Issuance of long-term debt	2.7	544.6	611.3
Redemption of common shares	(2.3)	–	(49.9)
Net proceeds on issuance of common shares	3.4	265.0	1.8
Distributions to subsidiary’s non-controlling limited partner	(48.4)	(38.9)	(24.5)
Deferred financing charges and other	(1.2)	(6.6)	(7.6)
Cash flow used in financing activities	(558.8)	(165.5)	(286.0)
Cash flow from operating, investing and financing activities	(10.8)	20.4	80.6
Effect of translation on foreign currency cash	(7.1)	(8.7)	0.7
Increase in cash and cash equivalents	(17.9)	11.7	81.3
Cash and cash equivalents, beginning of year	155.0	143.3	62.0
Cash and cash equivalents, end of year	$137.1	$155.0	$143.3
Cash taxes paid	$4.6	$34.1	$123.1
Cash interest paid	$253.4	$232.8	$210.8
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
( T A B U L A R D O L L A R A M O U N T S I N M I L L I O N S O F C A N A D I A N D O L L A R S , E X C E P T A S O T H E R W I S E N O T E D )

1 . SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP). The significant differences are described in Note 26.

The consolidated financial statements include the accounts of TransAlta Corporation (TransAlta or the corporation), all subsidiaries and the proportionate share of the accounts of jointly controlled corporations.

B. Use of Estimates and Measurement Uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates due to factors such as fluctuations in interest rates, currency exchange rates, inflation levels and commodity prices, changes in economic conditions and legislative and regulatory changes (Notes 7, 18, 19 and 23).

C. Revenue Recognition

The majority of the corporation’s revenues are derived from the sale of physical power and from energy marketing and trading activities. Revenues under long-term electricity and thermal sales contracts generally include one or more of the following components: fixed capacity payments for being available, energy payments for generation of electricity, incentives or penalties for exceeding or not meeting availability targets, excess energy payments for power generation above committed capacity and ancillary services. Each is recognized upon output, delivery or satisfaction of specific targets, all as specified by contractual terms. Revenues from non-contracted capacity are comprised of energy payments for each MWh produced at market prices, and are recognized upon delivery.

Derivatives used in trading activities include physical and financial swaps, forward sales contracts, futures contracts and options, which are used to earn trading revenues and to gain market information. These derivatives are accounted for using the fair value method of accounting. Derivatives, other than real-time physical contracts, are presented on a net basis in the statements of earnings. The initial recognition of fair value and subsequent changes in fair value affect reported earnings in the period the change occurs. The fair values of those instruments that remain open at the balance sheet date represent unrealized gains or losses and are presented on the balance sheets as price risk management assets and liabilities. Non-derivative contracts are accounted for using the accrual method.

To be consistent with the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) pronouncement 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes, TransAlta has concluded that real-time physical contracts meet the definition of derivative contracts held for delivery and therefore realized gains and losses are reported gross in the consolidated statements of earnings.

The majority of the corporation’s derivatives have quoted market prices or over-the-counter quotes are available from brokers. However, some derivatives are not traded on an active exchange or extend beyond the time period for which exchange-based quotes are available, requiring the use of internal valuation techniques or models (mark-to-model accounting).

D. Discontinued Operations

The results of discontinued operations are presented net of tax on a one-line basis in the consolidated statements of earnings. Interest expense, direct corporate overheads and income taxes are allocated to discontinued operations. General corporate overheads are not allocated to discontinued operations.

E. Inventory

The corporation’s inventory balance represents fuel which is valued at the lower of cost and market value, defined as net replacement value. Inventory cost is determined using moving average cost. The costing method used is direct costing, which is determined as the sum of all applicable expenditures and charges directly or indirectly incurred in bringing an inventory item to its existing condition and location.

F. Property, Plant and Equipment

The corporation’s investment in property, plant and equipment (PP&E) is stated at original cost at the time of construction, purchase or acquisition. Original cost includes items such as materials, labour, interest and other appropriately allocated costs.

As costs are expended for new construction, the entire amount is capitalized as PP&E on the consolidated balance sheet and is subject to depreciation upon commencement of commercial operations. The cost of routine maintenance and repairs, such as inspections and corrosion removal, and the replacement of minor parts, are charged to expense as incurred. Certain expenditures relating to replacement of components incurred during major maintenance are capitalized and amortized over the estimated benefit period of such expenditures. A component is a tangible portion of the asset that can be separately identified as an asset and depreciated over its own expected useful life, and is expected to provide a benefit of greater than one year. The estimate of the useful life of PP&E is based on current facts and past experience, and takes into consideration existing long-term sales agreements and contracts, current and forecasted demand and the potential for technological obsolescence. The useful life is used to estimate the rate at which the PP&E is depreciated or amortized. These estimates are subject to revision in future periods based on new or additional information. Depreciation and amortization is calculated using straight-line, declining balance and unit of production methods. Coal rights are amortized on a unit of production basis, based on the estimated mine reserve.

TransAlta capitalizes interest on capital invested in projects under construction. Upon commencement of commercial operations, capitalized interest, as a portion of the total cost of the plant, is amortized over the estimated useful life of the plant. On an annual basis, and when indicators of impairment exist, TransAlta determines whether the net carrying amount of PP&E is recoverable from future undiscounted cash flows. Factors that could indicate an impairment exists include significant under-performance relative to historical or projected future operating results, significant changes in the manner or use of the assets, significant negative industry or economic trends, or a change in the strategy for the corporation’s overall business. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. This can be further complicated where TransAlta is not the operator of the facility. Events can occur in these situations that may not be known until a date subsequent to their occurrence.

The corporation’s businesses, the markets and business environment are continually monitored, and judgments and assessments are made to determine whether an event has occurred that indicates possible impairment. If such an event has occurred, an estimate is made of future undiscounted cash flows from the PP&E. If the total of the undiscounted future cash flows, excluding financing charges with the exception of plants that have specifically dedicated debt, is less than the carrying amount of the PP&E, an asset impairment must be recognized in the financial statements. The amount of the impairment charge to be recognized is calculated by subtracting the fair value of the asset from the carrying value of the asset. Fair value is the amount at which an item could be bought or sold in a current transaction between willing parties, and is estimated by calculating the present value of expected future cash flows related to the asset.

G. Goodwill

Goodwill is the cost of an acquisition less the fair value of the net assets of an acquired business. Goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually, or more frequently if an analysis of events and circumstances indicate that a possible impairment may arise earlier. These events could include a significant change in financial position of the reporting unit to which the goodwill relates or significant negative industry or economic trends. To test for impairment, the fair value of the reporting units to which the goodwill relates is compared to the carrying values of the reporting units. The corporation determined that the fair values of the reporting units, based on historical cash flows and estimates of future cash flows, exceeded their carrying values. There was no impairment of goodwill at Dec. 31, 2004, 2003 or 2002.

H. Intangible Assets

Intangible assets consist of power sale contracts, with rates higher than market rates at the date of acquisition, acquired in the purchase of CE Generation LLC (CE Gen), a jointly controlled enterprise (Note 4). Sale contracts are valued at cost and are amortized on a straight-line basis over the remaining contract period, which ranges from seven to 30 years.

I. Asset Retirement Obligations

Effective Jan. 1, 2003, TransAlta early adopted the new Canadian Institute of Chartered Accountants (CICA) standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. Previously, future site restoration costs for coal and hydro plants were recognized over the estimated life of the plant on a straight-line basis. Reclamation costs for mining assets were recognized on a unit-of-production basis. No provision for future site restoration for gas generation plants had been recorded as the costs of restoration were expected to be offset by the salvage value of the related plant.

TransAlta recorded an asset retirement obligation for all generating facilities, as it is legally required to remove the facilities at the end of their useful lives and restore the plant and mine sites to their original condition. For the hydro facilities, the corporation is required to remove the generating equipment, but is not legally required to remove the structures. TransAlta has recognized legal obligations arising from government legislation, written agreements between entities and case law. The asset retirement liabilities are recognized when the asset retirement obligation is incurred. Asset retirement liabilities for coal mines are incurred over time, as new areas are mined, and a portion of the liability is settled over time as areas are reclaimed prior to final pit reclamation.

The effect of this change in accounting policy was recorded retroactively with restatement of prior periods.

J. Investments

Investments in shares of companies over which the corporation exercises significant influence are accounted for using the equity method. Other investments are carried at cost. If there is other than a temporary decline in the value of the investment, it is written down to net realizable value.

K. Other Assets

Deferred license fees and deferred contract costs are amortized on a straight-line basis over the useful life of the related assets or long-term contracts.

Financing costs for the issuance of long-term debt and preferred securities are amortized to earnings on a straight-line basis over the term of the related issue.

Other costs capitalized on the balance sheet include project development costs, which includes external, direct and incremental costs that are necessary for completion of a potential acquisition or construction project. Business development costs are included in operating expenses until construction of a plant or acquisition of an investment is likely to occur, there is reason to believe that future costs are recoverable and that efforts will result in future value to the corporation, at which time the future costs are included in PP&E or investments. The appropriateness of the carrying value of these costs is evaluated each reporting period, and unrecoverable amounts of capitalized costs for projects no longer probable of occurring are charged to expense in the current period.

L. Income Taxes

The corporation uses the liability method of accounting for income taxes for its operations. Under the liability method, income taxes are recognized for the differences between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences), and the carry forward of unused tax losses. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in earnings in the period the change is substantively enacted. Future income tax assets are evaluated annually and if realization is not considered ‘more likely than not’, a valuation allowance is provided.

M. Employee Future Benefits

The corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment and post-retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The defined benefit pension plans are based on an employee’s final average earnings and years of service. Pension benefits will increase annually by two per cent. For the purpose of calculating the expected return on plan assets, those assets are valued at quoted market value. The discount rate used to calculate the interest cost on the accrued benefit obligation is determined by reference to market interest rates at the balance sheet date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamor-tized actuarial gain or loss over 10 per cent of the greater of the accrued benefit obligation and the market value of plan assets is amortized over the estimated average remaining service period of the active employees. When the restructuring of a benefit plan gives rise to both a curtailment and settlement of obligations, the curtailment is accounted for prior to the settlement. Transition obligations and assets arising from the prospective adoption of new accounting standards are amortized over EARSL.

N. Foreign Currency Translation

The corporation’s self-sustaining foreign operations are translated using the current rate method. Translation gains and losses are deferred and included in the cumulative translation adjustment (CTA) account in shareholders’ equity. Foreign currency denominated monetary and non-monetary assets and liabilities are translated at exchange rates in effect on the balance sheet date.

Transactions denominated in foreign currencies are translated at the exchange rate on the transaction date. The resulting exchange gains and losses on these items are included in net earnings.

O. Derivatives and Financial Instruments

Derivatives used in trading activities are described in Note 1(C).

Physical and financial swaps, forward sales contracts, futures contracts and options are used to hedge the corporation’s exposure to fluctuations in electricity and natural gas prices related to output from the plants. Under Canadian GAAP, if hedging criteria are met (described below), gains and losses on these derivatives are deferred and recognized in earnings in the same period and financial statement caption as the hedged exposure (settlement accounting). The derivatives are not recorded on the balance sheet.

Cross-currency interest rate swaps, foreign currency forward contracts and foreign currency long-term debt are used to hedge exposure to changes in the carrying values of the corporation’s net investments in foreign operations as a result of changes in foreign exchange rates. Under Canadian GAAP, gains and losses on the principal component of the cross-currency interest rate swaps as well as gains and losses on the forward sales contracts and foreign currency long-term debt are deferred and included in CTA, a separate component of shareholders’ equity. The principal component of the cross-currency interest rate swaps is deferred and recorded in other assets (Note 9) or deferred credits and other long-term liabilities (Note 12) as appropriate. The forward sales contracts are not recognized on the balance sheet in accordance with Canadian GAAP.

Foreign currency forward contracts are used to hedge the foreign exchange exposures resulting from anticipated contracts and firm commitments denominated in foreign currencies. Under Canadian GAAP, if hedge criteria are met, these derivatives are not recognized on the balance sheet. Upon settlement of the derivative, any gain or loss on the forward contracts is deferred and included in other assets (Note 9) or deferred credits and other long-term liabilities (Note 12), and is included in the cost of the asset when the asset is purchased and depreciated over the asset’s estimated useful life (settlement accounting).

Interest rate swaps are used to manage the impact of fluctuating interest rates on existing debt. These instruments are not recognized on the balance sheet under Canadian GAAP. Interest rate swaps require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. If hedge criteria are met, interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps (settlement accounting). To be accounted for as a hedge under both Canadian and U.S. GAAP, a derivative must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines all relationships between hedging instruments and hedged items, as well as the corporation’s risk management objective and strategy for undertaking various hedge transactions. The process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge effectiveness of cash flows is achieved if the derivatives’ cash flows substantially offset the cash flows of the hedged item and the timing of the cash flows is similar. Hedge effectiveness of fair values is achieved if changes in the fair value of the derivative substantially offset changes in the fair value of the item hedged. In a highly effective hedging relationship, U.S. GAAP requires any hedge ineffectiveness to be recognized in earnings in the current period. If the above hedge criteria are not met, the derivative is accounted for on the balance sheet at fair value, with the initial fair value and subsequent changes in fair value recorded in earnings in the period of change.

If a derivative that has been accorded hedge accounting matures, expires, is sold, terminated or cancelled, and is not replaced as part of the corporation’s hedging strategy, the termination gain or loss is deferred and recognized when the gain or loss on the item hedged is recognized. If a designated hedged item matures, expires, is sold, extinguished or terminated, and the hedged item is no longer probable of occurring, any previously deferred amounts associated with the hedging item are recognized in current earnings along with the corresponding gains or losses recognized on the hedged item. If a hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the hedged item.

P. Stock-based Compensation Plans

The corporation has three types of stock-based compensation plans comprised of two stock option-based plans, and a Performance Share Ownership Plan (PSOP), described in Note 15. On Jan. 1, 2002, the corporation retroactively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date at fair value and recognized over the service period. Under the intrinsic value method, compensation expense is determined as the difference between the market price of the underlying stock and the exercise price of the equity instrument granted on the date of the grant. If the intrinsic value method is used, disclosure is made of earnings and per share amounts as if the fair value method had been used. Effective Jan. 1, 2003, the corporation elected to prospectively use the fair value method of accounting for stock-based compensation arrangements. No awards were granted in 2003 or 2004. Note 15 provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

Stock grants under PSOP are accrued in corporate operations, maintenance and administration expense as earned to the balance sheet date, based upon the percentile ranking of the total shareholder return of the corporation’s common shares in comparison to the total shareholder returns of a selected group of publicly traded companies. Compensation expense under the phantom stock option plan is recognized in operations, maintenance and administration expense for the amount by which the quoted market price of TransAlta’s shares exceed the option price, and adjusted for changes in each period for changes in the excess over the option price. If stock options or stock are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option or stock cancelled is charged to retained earnings.

Q. Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments with original maturities of three months or less.

R. Changes in Accounting Standards

The CICA established a new standard on the disposal of long-lived assets and discontinued operations. This standard became effective May 1, 2003, however TransAlta early adopted the standard on Jan. 1, 2003 with retroactive restatement. The standard requires that a long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. Certain criteria must be met before a long-lived asset can be classified as held for sale. The standard also defines discontinued operations more broadly than previously and prohibits the inclusion of future operating losses in a loss recognized upon classification of a long-lived asset as held for sale. The impact of adopting this standard was not material to the consolidated financial statements.

In the fourth quarter of 2003, in response to changes in accounting standards in the U.S. with respect to derivative instruments not held for trading, the corporation adopted a policy that all gains and losses on real-time physical trading contracts be shown gross in the statements of earnings. Prior period amounts have been restated.

Effective Jan. 1, 2004, TransAlta early adopted the amended CICA standard on the presentation of liabilities and equity. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity’s own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity.

TransAlta has presented the corporation’s preferred securities as financial liabilities on the consolidated balance sheets. Preferred securities distributions are included in interest expense on the consolidated statements of earnings (Note 11) and therefore included as a deduction in arriving at net earnings. This change in accounting policy was recorded retroactively with restatement and as a result, preferred securities distributions, net of tax, have been reduced to nil in each of 2004, 2003 and 2002, net interest expense for the year ended Dec. 31, 2004 was increased by $44.5 million (2003 – $36.8 million, 2002 – $34.9 million), and income tax expense for the year ended Dec. 31, 2004 was decreased by $15.0 million (2003 – $13.8 million, 2002 – $14.0 million). The liability component of the preferred securities has increased to $475.0 million from $450.8 million as at Dec. 31, 2003 as a result of this restatement.

Effective Jan. 1, 2004, the corporation has prospectively presented employee share purchase plan loans as a deduction from shareholders’ equity. The impact of this new accounting treatment is not material to the consolidated financial statements. In March 2004, the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 04-02, Whether Mineral Rights are Tangible or Intangible Assets, that mineral rights, as defined in the Issue, are tangible assets. As a result of this decision, TransAlta accounts for coal rights under both Canadian and U.S. GAAP as tangible assets. Prior period amounts have been reclassified from intangible assets to tangible assets (Dec. 31, 2003 – $58.5 million). There was no effect on net earnings as a result of the reclassification.

2 . SEGMENT DISCLOSURES

A. Description of Reportable Segments

The corporation has two reportable segments: Generation and Energy Marketing. Both segments are supported by the corporate group. A third business segment, Transmission, was reclassified as a discontinued operation following the announcement of the agreement to dispose of the segment on July 4, 2001. The operation was sold on April 29, 2002 (Notes 3 and 4). The business segments are strategic business units that offer different products and services, and each is managed separately. The corporate group provides finance, treasury, legal, human resources and other administrative support to the business segments. Corporate overheads are allocated to the business segments to the extent they are not directly attributable to discontinued operations.

Each business segment assumes responsibility for its operating results measured as operating income.

The Generation segment owns coal, gas, wind, geothermal and hydro power plants in Canada, the U.S., Mexico and Australia, and generates its revenue from the sale of electricity, steam and ancillary services. Generation expenses include Energy Marketing’s intersegment charge for energy marketing and financial risk management services in the amount of $26.0 million (2003 – $24.8 million, 2002 – $8.7 million).

The Energy Marketing segment derives revenue from the wholesale trading of electricity and other energy-related commodities and physical and financial contracts in Canada and the U.S. Expenses are net of intersegment charges to the Generation segment for the provision of energy marketing and financial risk management services as stated in the previous paragraph. The accounting policies of the segments are the same as those described in Note 1. Intersegment transactions are accounted for on a cost recovery basis that approximates market rates. Segment revenues are net of intersegment transactions.

B.	Reported Segment Profit or Loss and Segment Assets I. Earnings Information
		Energy
Year ended Dec. 31, 2004	Generation	Marketing	Corporate	Total
Revenues	$2,593.8	$244.5	$–	$2,838.3
Trading purchases	–	(197.7)	–	(197.7)
Fuel and purchased power	(1,231.3)	–	–	(1,231.3)
Gross margin	1,362.5	46.8	–	1,409.3
Operations, maintenance and administration	501.2	5.3	66.2	572.7
Depreciation and amortization	363.3	2.0	12.0	377.3
Taxes, other than income taxes	20.8	–	–	20.8
Operating expenses	885.3	7.3	78.2	970.8
Gain on sale of TransAlta Power partnership units	44.8	–	–	44.8
Gain on sale of Meridian Cogeneration Facility	17.7	–	–	17.7
Prior period regulatory decision	–	(22.9)	–	(22.9)
Operating income (loss) before corporate allocations	539.7	16.6	(78.2)	478.1
Corporate allocations	69.7	8.5	(78.2)	–
Operating income	$470.0	$8.1	$–	$478.1
Foreign exchange gain				0.7
Net interest expense				(222.1)
Earnings from continuing operations before income taxes
and non-controlling interests				$256.7
		Energy
Year ended Dec. 31, 2003	Generation	Marketing	Corporate	Total
Revenues	$2,412.2	$108.7	$–	$2,520.9
Trading purchases	–	(97.4)	–	(97.4)
Fuel and purchased power	(1,067.4)	–	–	(1,067.4)
Gross margin	1,344.8	11.3	–	1,356.1
Operations, maintenance and administration	480.0	14.9	64.4	559.3
Depreciation and amortization	321.6	3.1	14.3	339.0
Taxes, other than income taxes	23.1	–	–	23.1
Operating expenses	824.7	18.0	78.7	921.4
Asset impairment charges	(90.3)	–	–	(90.3)
Gain on land sale	10.5	–	–	10.5
Gain on sale of TransAlta Power partnership units	15.2	–	–	15.2
Gain on sale of Sheerness Generating Station	191.5	–	–	191.5
Operating income (loss) before corporate allocations	647.0	(6.7)	(78.7)	561.6
Corporate allocations	69.9	8.8	(78.7)	–
Operating income (loss)	$577.1	$(15.5)	$–	$561.6
Other expense				(3.2)
Foreign exchange loss				(4.7)
Net interest expense				(220.7)
Earnings from continuing operations before income taxes
and non-controlling interests				$333.0

		Energy
Year ended Dec. 31, 2002	Generation	Marketing	Corporate			Total
Revenues	$1,674.9	$140.0		$–		$1,814.9
Trading purchases	–	(91.0)		–		(91.0)
Fuel and purchased power	(664.6)	–		–		(664.6)
Gross margin	1,010.3	49.0		–		1,059.3
Operations, maintenance and administration	346.7	15.1		58.7		420.5
Depreciation and amortization	220.3	2.5		20.2		243.0
Taxes, other than income taxes	27.3	0.1		–		27.4
Operating expenses	594.3	17.7		78.9		690.9
Asset impairment and equipment cancellation charges		(152.5)	–		–
(152.5)
Prior period regulatory decisions	(3.3)	–		–		(3.3)
Operating income (loss) before corporate allocations	260.2	31.3		(78.9)		212.6
Corporate allocations	70.6	8.3		(78.9)		–
Operating income	$189.6	$23.0		$–		$212.6
Other income						0.1
Foreign exchange gain						1.2
Net interest expense						(117.6)
Earnings from continuing operations before income taxes
and non-controlling interests						$96.3

II. Selected Balance Sheet Information
			Energy
Dec. 31, 2004		Generation	Marketing	Corporate	Total
Goodwill		$112.7	$29.5	$–	$142.2
Total segment assets		$7,198.3	$229.5	$705.2	$8,133.0

Dec. 31, 2003
Goodwill		$120.3	$29.3	$–	$149.6
Total segment assets		$7,594.6	$232.4	$655.0	$8,482.0

III. Selected Cash Flow Information
		Energy		Discontinued
Year ended Dec. 31, 2004	Generation	Marketing	Corporate	Operations	Total
Capital expenditures	$352.4	$2.3	$11.1	$–	$365.8

Year ended Dec. 31, 2003
Capital expenditures	$542.4	$0.8	$12.5	$–	$555.7
Acquisitions	$323.4	$–	$–	$–	$323.4

Year ended Dec. 31, 2002
Capital expenditures	$909.1	$4.2	$10.7	$21.8	$945.8
Acquisitions	$40.1	$–	$–	$–	$40.1

Year ended Dec. 31			2004	2003	2002
Depreciation and amortization expense for reportable segments			$377.3	$339.0	$243.0
Mining equipment depreciation, included in fuel and purchased power			53.3	47.1	37.1
Accretion expense, included in depreciation and amortization expense			(19.3)	(22.0)	(22.8)
Discontinued operations			–	–	15.6
Other			0.5	14.0	3.9
Depreciation and amortization expense per statements of cash flows			$411.8	$378.1	$276.8

C.	Geographic Information
I.	Revenues
Year ended Dec. 31		2004	2003	2002
Canada		$1,662.7	$1,412.4	$1,207.6
U.S.		833.0	918.8	532.9
Mexico		252.1	107.4	–
Australia		90.5	82.3	74.4
		$2,838.3	$2,520.9	$1,814.9

Revenues are attributed to countries based on the location of customers. The Mexican plants commenced commercial operations in 2003.

II.	Property, Plant and Equipment and Goodwill
			PP&E		Goodwill
Year ended Dec. 31		2004	2003	2004	2003
Canada		$3,858.5	$3,764.0	$56.5	$56.5
U.S.		1,657.2	1,830.3	85.7	93.1
Mexico		542.0	589.3	–	–
Australia		186.7	201.9	–	–
		$6,244.4	$6,385.5	$142.2	$149.6

3.	DISCONTINUED OPERATIONS
A.	Transmission

In June 2004, a settlement was reached to finalize the sale of the Transmission operations. In April 2002, TransAlta’s Transmission operations were sold for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million that was recorded in the second and fourth quarters of 2002. During the second quarter of 2004, final working capital adjustments were made to reflect post-closing adjustments and other provisions related to closing costs, which resulted in an additional $9.6 million after-tax gain, bringing the final gain on the sale of the Transmission operations to $129.6 million.

B. Statements of Earnings

Interest is allocated to discontinued operations based on the ratio of assets to be discontinued, net of directly attributable debt, to the total assets of the entity, net of debt that can be directly attributed to the discontinued operation or to particular continuing operations of the corporation. The statements of earnings amounts applicable to discontinued operations are as follows:

Year ended Dec. 31	2002
Revenues	$55.8
Operating expenses	(30.8)
Operating income	25.0
Net interest expense	(2.4)
Earnings before income taxes	22.6
Income taxes	(9.8)
Earnings before gain on disposal	$12.8

C. Balance Sheets

At Dec. 31, 2004 and 2003, all of the corporation’s discontinued operations had been sold.

4 . ACQUISITIONS AND DISPOSALS

A. Acquisitions

On Jan. 29, 2003, the corporation acquired a 50 per cent interest in CE Gen for US$240.0 million (Cdn$366.6 million). The acquisition was accounted for using the purchase method of accounting. CE Gen is controlled jointly by TransAlta and MidAmerican Energy Holdings Company (MidAmerican). As such, the financial results of CE Gen subsequent to the acquisition date are proportionately consolidated with those of TransAlta and are included in the Generation segment. The purchase price was finalized in the second quarter of 2003 and is presented below:

Net assets acquired at assigned values
Working capital, including cash of $43.2 million	$60.3
Restricted cash	57.9
Current income tax receivable	2.4
Property, plant and equipment	414.6
Intangibles	610.5
Goodwill	108.9
Note receivable	90.0
Non-recourse long-term debt, including current portion
(717.4)
Future income tax liability	(216.0)
Non-controlling interests	(44.6)
Total	$366.6

Consideration
Cash	$366.6

Acquired intangibles relate to the fair value of power sale contracts. The amount is being amortized on a straight-line basis over the remaining contract period (Note 8).

Goodwill resulted from the purchase of PP&E with no tax basis.

The restricted cash is comprised of debt service funds, which are legally restricted and require the maintenance of specific minimum balances equal to the next debt service payment, and amounts restricted for capital and maintenance expenditures. The amount of restricted cash acquired has been reduced subsequent to the acquisition primarily as a result of TransAlta issuing a letter of credit in lieu of holding the restricted cash (Note 11).

Supplemental pro forma information for the year ended Dec. 31, 2002, as though the CE Gen purchase had been completed at Jan.1, 2002, is as follows:

Year ended Dec. 31
(unaudited)	2002
Revenues	$2,117.1
Earnings from continuing operations	$99.8
Net earnings applicable to common shareholders	$211.7
Earnings per share from continuing operations	$0.42
Earnings per share	$1.13

On Dec. 6, 2002, the corporation completed a step acquisition of Vision Quest Windelectric Inc. (Vision Quest). The initial acquisitions between 2000 and 2002 resulted in 41 per cent ownership of Vision Quest for $13.5 million, accounted for using the equity method. Book values of the corporation’s proportionate interest at the time of the initial acquisitions approximated fair values. The final step of the acquisition brought TransAlta’s ownership to 100 per cent and TransAlta’s total investment in Vision Quest to $68.8 million. The results of Vision Quest’s operations have been included in the Generation segment of the consolidated financial statements. At the time of acquisition, Vision Quest operated 124 wind turbines with 119 MW of gross generating capacity in operation (82 MW net ownership interest).

The aggregate purchase price included the previous investments of $13.5 million, plus $21.3 million of cash and 745,791 common shares valued at $14.2 million. In addition, a loan of $19.8 million was previously advanced to Vision Quest. The value of the common shares issued was determined based on the average market price of TransAlta’s common shares for the five days before and after the terms of the acquisition were agreed to and announced. In 2004, 36,698 (2003 – 91,478) of these shares were issued and 8,111 will be issued in 2005.

The transaction was accounted for using the purchase method. The purchase price was finalized in the first quarter of 2003, and is presented below:

Net assets acquired at assigned values
Working capital, including cash of $8.2 million	$6.5
Property, plant and equipment	70.1
Goodwill	27.2
Power purchase arrangement	2.5
Short-term debt	(32.2)
Future income tax liability	(4.7)
Interest rate swaps	(0.6)
Total	$68.8

Consideration
Initial investments	$13.5
Cash, including previous advances of $19.8 million	41.1
Common shares	14.2
Total	$68.8

On Dec. 6, 2002, the corporation purchased the remaining 15 per cent interest in the Southern Cross Energy Partnership, located in Western Australia, for AUD$8.5 million (Cdn$7.2 million). At the time of acquisition, book values approximated fair values. The partnership is included in the Generation segment.

B. Disposals

On Dec. 1, 2004, TransAlta completed the sale of its 50 per cent interest in the 220-megawatt Meridian Cogeneration Facility located in Lloydminster, Saskatchewan to TransAlta Cogeneration, L.P. (TA Cogen, owned 50.01% by TransAlta and 49.99% by TransAlta Power), for its fair value of $110.0 million. TA Cogen financed the acquisition through the use of $50.0 million of cash on hand, by issuance of $30.0 million of units to each of TransAlta Energy Corporation (TEC) and TransAlta Power L.P. (TransAlta Power) and by issuing an advance to TEC for $30.0 million. TransAlta recorded a gain of $11.5 million after-tax or $0.06 per common share ($17.7 million pre-tax).

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit 756 MW coal-fired Sheerness Generating Station to TA Cogen for $630.0 million. TransAlta received cash proceeds of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing, and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public for gross proceeds of $165.1 million, and 17.75 million partnership units to TransAlta for gross proceeds of $165.1 million. As a result of the unit issuance, TransAlta’s ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. Each warrant, when exercised, was exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants were exercised, TransAlta sold TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power and increasing cash proceeds. As a result of exercising warrants and the subsequent sale of TransAlta Power units by the corporation, TransAlta’s ownership interest in TransAlta Power was reduced to 0.01% held by TransAlta Power Ltd., the general partner of TransAlta Power, as at Dec. 31, 2004.

As a result of the sale, TransAlta realized a gain on sale of $191.5 million recorded in the third quarter of 2003, which included the realization of the $119.8 million 1998 deferred gain. Proceeds from the sale of the Sheerness Generating Station were used to repay debt. For the year ended Dec. 31, 2004, TransAlta recognized $44.8 million (2003 – $15.2 million) of dilution gains on the exercise of warrants and subsequent sale of units. Prior to Aug. 3, 2004, 10.4 million warrants were exercised while a further 0.3 million units were sold in the third quarter subsequent to the expiry of the warrants. In the fourth quarter of 2004, TransAlta sold 7.1 million units for net proceeds of $64.0 million.

On Dec. 31, 2003, TransAlta completed the sale of 539 acres of undeveloped land at Seebe, Alberta for $11.0 million, resulting in a pre-tax gain on sale of $10.5 million.

On May 9, 2003, TransAlta sold the Calgary head office building for $65.8 million, which was an agreed upon value. TransAlta is leasing the property for a term of 20 years. The lease is accounted for as an operating lease.

5 . INVESTMENTS

Year ended Dec. 31	2004	2003
Investment in distributed generation companies	$ 3.0	$ 5.0

In 2004, the corporation disposed of its investment in Simmax Corporation for gross proceeds of $1.0 million and recorded a loss of $1.0 million on the transaction.

In 2003, as a result of its annual review of its long-term investments, the corporation recorded a $6.2 million charge to recognize an other than temporary decline in fair value. The charge is included in corporate operations, maintenance and administration expenses.

Also in 2003, the corporation sold its 8.82 per cent interest in the Goldfields gas pipeline for proceeds of AUD$24.1 million (Cdn$21.6 million), which approximated book value.

6. LONG-TERM RECEIVABLES

Year ended Dec. 31	2004	2003
Note receivable	$–	$78.6
California receivable	6.6	32.2
Other	–	9.3
	6.6	120.1
Less current portion included in accounts receivable	(6.6)	–
	$–	$120.1

The note receivable represented amounts advanced to MidAmerican affiliates by CE Gen. During the first quarter of 2004, CE Gen collected amounts advanced to the Zinc Recovery Project. TransAlta’s portion of the proceeds was $90.8 million. Funds collected were used to repay a portion of the CE Gen secured bonds included in long-term debt.

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004. The remaining receivable has been reclassified to current accounts receivable as collection is expected within the next 12 months.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta has prepared a petition for relief from the refund obligation that may be filed once FERC provides stakeholders with a direction on the filing of such positions. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods is recorded when the effect of such decisions is known, without adjustment to the financial statements of prior periods.

7 . PROPERTY, PLANT AND EQUIPMENT

Year ended Dec. 31				2004			2003
			Accumulated			Accumulated
	Depreciation		depreciation &	Net book		depreciation &	Net book
	rates	Cost	amortization	value	Cost	amortization	value
Thermal generation	3%-33%	$3,129.4	$1,078.4	$2,051.0	$3,172.2	$966.8	$2,205.4
Thermal environmental equipment	4%-13%	621.5	253.1	368.4	591.5	234.4	357.1
Mining property & equipment	4%-33%	732.6	353.4	379.2	730.3	317.3	413.0
Gas generation	2%-50%	2,706.1	568.0	2,138.1	2,732.3	514.6	2,217.7
Geothermal generation	3%-33%	394.6	85.1	309.5	395.3	35.2	360.1
Hydro generation	2%-5%	343.5	189.1	154.4	339.0	181.1	157.9
Wind generation	2%-3%	206.8	10.7	196.1	105.9	5.5	100.4
Capital spares and other	2%-50%	249.7	51.4	198.3	164.3	25.3	139.0
Assets under construction	–	334.7	–	334.7	316.1	–	316.1
Coal rights [1]	–	73.9	18.4	55.5	73.8	15.3	58.5
Land	–	41.3	–	41.3	40.5	–	40.5
Transmission systems	2%-20%	31.3	13.4	17.9	32.0	12.2	19.8
		$8,865.4	$2,621.0	$6,244.4	$8,693.2	$2,307.7	$6,385.5

1	Coal rights are amortized on a unit of production basis, based on the estimated mine reserve.

Year ended Dec. 31					2004	2003	2002
Capitalized interest					$20.0	$45.2	$79.1

In September 2003, the corporation concluded that the book value of its turbine inventory was unlikely to be recovered. As a result, TransAlta recorded an $84.7 million pre-tax impairment charge to write the turbines down to fair value, included in gas generation. Fair value was based on quoted market prices.

In the fourth quarter of 2003, TransAlta recorded a $5.6 million pre-tax impairment charge on the Binghamton plant to reduce the plant’s book value to fair value, based on the present value of expected future cash flows.

In November 2002, the corporation implemented a phased decommissioning of its 537 MW coal-fired Wabamun facility. As a result of this decision, the corporation recorded a $110.0 million pre-tax impairment charge during 2002, included in thermal generation equipment. The fair value of the facility was determined by estimating the present value of expected future cash flows.

In November 2002, the corporation cancelled orders for four natural gas turbines and, as a result, recorded a $42.5 million pre-tax impairment charge for contract termination costs. The costs consisted of progress payments made to date.

8 . INTANGIBLE ASSETS

Year ended Dec. 31			2004			2003
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Sales contracts [1]	$488.7	$96.4	$392.3	$530.6	$53.4	$477.2

1 Sales contracts are amortized on a straight-line basis over the remaining contract period, which ranges from seven to 30 years at the date of acquisition.

9. OTHER ASSETS
Year ended Dec. 31					2004	2003
Cross-currency interest rate swaps and foreign currency forward contracts			(Note 19)		$240.2	$169.5
Interest rate swaps (Note 19)					44.4	51.3
Deferred financing costs					29.1	44.9
Deferred license fees					27.1	29.9
Deferred contract costs					21.1	21.0
Deferred project development costs and other					2.3	2.7
Long-term gas transportation deals					9.7	10.9
					373.9	330.2
Less current portion					(192.7)	(49.4)
					$181.2	$280.8

Deferred financing costs are costs associated with the issuance of long-term debt and preferred securities and are being amortized on a straight-line basis over the term of the related issue.

Deferred license fees consist primarily of an Australian license that is being amortized on a straight-line basis over the useful life of the power station assets to which the license relates.

Deferred contract costs consist of prepayments related to long-term contracts, which are being amortized on a straight-line basis over the term of the related contracts.

10. SHORT-TERM DEBT

Year ended Dec. 31		2004		2003
	Outstanding	Interest [1]	Outstanding	Interest [1]
Commercial paper	$34.4	2.6%	$61.1	3.0%
Bank debt	–	–	58.7	3.2%
	$34.4		$119.8

1 Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

11. LONG-TERM DEBT
A. Amounts Outstanding
Year ended Dec. 31		2004		2003
	Outstanding	Interest [1]	Outstanding	Interest[1]
Debentures, due 2005 to 2033 [2]	$1,388.5	6.5%	$1,513.4	6.5%
Senior notes, US$600.0 million [3]	733.6	6.3%	796.4	6.3%
Non-recourse debt [4]	580.0	6.9%	579.5	7.6%
Bank credit facility – Campeche, US$127.9 million (2003 – US$133.6 million) [5]	–	–	177.7	2.5%
Notes payable – Windsor plant, due 2003 to 2014 [6]	55.0	7.4%	58.7	7.4%
Preferred securities, due 2048 to 2050 [7]	475.0	7.8%	475.0	7.8%
Commercial paper [8]	–	–	13.7	1.4%
Capital lease obligation, due 2004 to 2006 [9]	0.8	8.0%	6.7	9.1%
	$3,232.9		$3,621.1
Less current portion	587.7		183.8
	$2,645.2		$3,437.3
1	Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
2	Debentures: The debentures bear interest at fixed rates ranging from 5.5 per cent to 8.6 per cent. A floating charge on the property and assets of TransAlta Utilities (TAU) has been provided as collateral for $448.4 million of the debentures as at Dec. 31, 2004. The interest rate on $375.0 million of the 2002 amount has been converted to floating rates based on bankers’ acceptance rates using receive fixed pay floating interest rate swaps maturing in 2006 to 2011 (Note 19). Debentures of $100.0 million maturing in 2023 and $50.0 million maturing in 2033 are redeemable at the option of the holder in 2008 and 2009, respectively. Another debenture of $150.0 million maturing in 2005 is extendable until 2030 at the option of the holder.

3	Senior notes: In November 2003, the corporation issued debt of US$300.0 million through a prospectus supplement to a US$1.0 billion shelf prospectus filed on May 14, 2002. The notes bear an interest rate of 5.75 per cent and mature in 2013. Of the 2003 debt issue, US$200.0 million has been converted to a floating rate based on LIBOR using interest rate swaps maturing in 2013. In June 2002, the corporation issued debt of US$300.0 million under the US$1.0 billion shelf prospectus. The notes bear interest at 6.75 per cent and mature on July 15, 2012. All senior notes have been designated as a hedge of the corporation’s net investment in U.S. and Mexican operations (Note 19).

4	Non-recourse debt: The debt consists of project financing debt, debt securities and senior secured bonds of CE Gen. The related assets have been pledged as security for the project financing debt. Maturity dates range from 2004 to 2008, and the interest rates range from LIBOR plus 1.25 per cent to 8.31 per cent. The debt securities are non-recourse, have maturity dates ranging from 2005 to 2018 and interest rates ranging from 7.37 per cent to 8.30 per cent. The senior secured bonds of $198.4 million are also non-recourse to the corporation, bear interest at 7.42 per cent, and are due in 2018. In April 2004, the Campeche plant in Mexico was pledged as collateral and the corporation was relieved of its guarantee. At that time, the US$133.6 million of debt became non-recourse to the corporation (see 5). The value of this debt at Dec. 31, 2004 was US$127.9 million.

5	Bank credit facility: In December 2000, the corporation established a US$133.6 million 16-year credit facility for the financing of the construction of a gas-fired plant in Campeche, Mexico. The outstanding borrowing totalled US$133.6 million with an interest rate of LIBOR plus 0.875 per cent during construction and LIBOR plus 2.25 per cent effective Sept. 30, 2003, increasing to LIBOR plus 3.25 per cent by 2016. In March 2003, 70 per cent of the floating portion of the facility was converted to a fixed rate of 7.4 per cent with a forward starting swap (Note 19). The plant began commercial operations in May 2003. During construction and until certain conditions were met, the corporation had provided a guarantee to the lenders for the completion of the plant. In April 2004, the Campeche plant in Mexico was pledged as collateral and the corporation was relieved of its guarantee. At that time, the US$133.6 million of debt became non-recourse to the corporation. The value of this debt at Dec. 31, 2004 is US$127.9 million.

6	Notes payable – Windsor Plant: The Windsor plant notes bear interest at fixed rates and are recourse to the corporation through a standby letter of credit.
7	Preferred securities: The preferred securities consist of $175.0 million 7.75% and $125.0 million 8.15% due in 2048 and $175.0 million 7.50% due in 2050. The $300.0 million are subordinated and unsecured and the corporation may redeem the preferred securities in whole or in part in 2004 at a redemption price equal to 100 per cent of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. In 1999, the corporation monetized a portion of this redemption feature by writing pay fixed swaptions exercisable in 2004 having a notional amount of $75.0 million and a weighted average interest rate of 6.1 per cent. These swaptions matured in March 2004 (Dec. 31, 2003 fair value of $6.1 million). The $175.0 million are subordinated and unsecured and the corporation may redeem the preferred securities in whole or in part in 2006 at a redemption price equal to 100 per cent of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The corporation may elect to defer coupon payments on the preferred securities and settle deferred coupon payments in either cash or common shares of the corporation. Historically, the coupon payments have been in cash; therefore, the preferred securities have no dilutive effect on earnings per share. Supplemental diluted earnings per share for 2004 from continuing operations and net earnings as though the coupon payments were settled with shares were $0.87 (2003 – $1.22, 2002 – $0.44) and $0.91 (2003 – $1.22, 2002 – $1.12). Interest accretion at the coupon rate is included in interest expense.

8	Commercial paper: There is no amount outstanding at Dec. 31, 2004 (2003 – US$10.3 million). Under the terms of TransAlta’s credit facility, the corporation has the ability and intent to maintain these borrowings beyond one year. The corporation had designated this 2003 amount of commercial paper as a long-term hedge of a portion of its net investment in U.S. and Mexican operations.

9	Capital lease obligation: Certain coal mining assets of TAU have been provided as collateral. The obligation bears interest at a fixed rate.

B. Principal Repayments

2005	$587.7
2006	409.2
2007	61.1
2008	169.6
2009	252.1
2010 and thereafter	1,753.2
Total	$3,232.9

C. Interest Expense

TransAlta has included the corporation’s preferred securities in long-term debt on the consolidated balance sheets (Note 1). Preferred securities distributions are included in interest expense as shown below:

Year ended Dec. 31	2004	2003	2002
Interest on recourse and non-recourse debt	$207.9	$234.1	$172.9
Interest on preferred securities	44.5	36.8	34.9
Interest income	(10.3)	(5.0)	(8.7)
Interest allocated to discontinued operations	–	–	(2.4)
Capitalized interest	(20.0)	(45.2)	(79.1)
Net interest expense	$222.1	$220.7	$117.6

D. Guarantees

In the normal course of operations, TransAlta and certain of its subsidiaries enter into agreements to provide financial or performance assurances to third parties. These include guarantees, letters of credit and surety bonds that are entered into to support or enhance creditworthiness in order to facilitate the extension of sufficient credit for Energy Marketing trading activities, treasury hedging, Generation construction projects, equipment purchases and mine reclamation obligations.

At Dec. 31, 2004, the corporation had letters of credit outstanding of $187.6 million, US$197.7 million and 171.9 million Mexican pesos (total Canadian dollar equivalent $447.3 million). The letters of credit were issued to counterparties that have credit exposure to certain subsidiaries. If a subsidiary does not pay amounts due under the covered contract, the counterparty may present its claim for payment to the financial institution, which in turn will request payment from the corporation. Any amounts owed by the corporation’s subsidiaries are reflected in the consolidated balance sheet. All letters of credit expire in 2005 and 2006.

The corporation had a surety bond in the amount of US$181.6 million in support of asset retirement obligations at the Centralia mine outstanding at Dec. 31, 2004. Asset retirement obligations are included in deferred credits and other long-term liabilities (Note 12). The surety bond expires in 2005.

TransAlta has provided guarantees of subsidiaries’ obligations under contracts that facilitate physical and financial transactions in various derivatives. To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet. The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at Dec. 31, 2004 were a maximum of $1.6 billion. In addition, the corporation has a number of unlimited guarantees. The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at Dec. 31, 2004, under the limited and unlimited guarantees, was $345.2 million (2003 – $381.3 million).

TransAlta has also provided guarantees of subsidiaries’ obligations to perform and make payments under various other contracts. The amount guaranteed under these contracts at Dec. 31, 2004 was a maximum of $662.5 million (2003 – $828.6 million). To the extent actual obligations exist under the performance guarantees at Dec. 31, 2004, they are included in accounts payable and accrued liabilities.

The corporation has approximately $1.35 billion of undrawn collateral available to secure these exposures.

During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the Campeche plant. On April 5, 2004, the guarantee was released and the US$133.6 million of debt related to the plant became non-recourse to the corporation.

12. DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES

Year ended Dec. 31	2004	2003
Asset retirement obligation	$243.4	$258.2
Deferred revenues and other	44.4	43.8
Power purchase arrangement in limited partnership	31.4	29.9
Accrued benefit liability (Note 18)	58.2	54.1
Cross-currency interest rate swaps and foreign currency forward contracts (Note 19)	136.1	112.0
Fair value of swap transaction with limited partnership	4.9	7.9
Long-term gas transportation deals	6.3	5.8
	524.7	511.7
Less current portion	(133.4)	(24.1)
	$391.3	$487.6

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2002		$264.9
Liabilities incurred in period		9.3
Liabilities settled in period		(26.5)
Accretion expense		22.0
Acquisition of CE Gen		5.2
Change in foreign exchange rates		(16.7)
Balance, Dec. 31, 2003		$258.2
Liabilities incurred in period		21.8
Liabilities settled in period		(19.7)
Accretion expense		19.3
Revisions in estimated cash flows		(21.9)
Change in foreign exchange rates		(14.3)
Balance, Dec. 31, 2004		$243.4

TransAlta estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $1.3 billion, which will be incurred between 2005 and 2072. The majority of the costs will be incurred between 2020 and 2030. A discount rate of eight per cent was used to calculate the carrying value of the asset retirement obligations. At Dec. 31, 2004, the corporation had a surety bond in the amount of US$181.6 million in support of future retirement obligations at the Centralia mine.

The power purchase arrangement represents the fair value adjustments for the Sheerness Generating Station to deliver power at less than the prevailing market price at the time of the acquisition of the plant by TA Cogen.

13. NON-CONTROLLING INTERESTS
A. Statement of Earnings
Year ended Dec. 31	2004	2003	2002
TransAlta Power’s limited partnership interest in TA Cogen (Note 21)	$31.5	$21.3	$19.0
Other shareholders’ interests	14.5	12.9	1.1
	$46.0	$34.2	$20.1

B. Balance Sheets – Other Non-controlling Interests
Year ended Dec. 31		2004	2003
TransAlta Power’s limited partnership interest in TA Cogen		$582.4	$440.4
Other shareholders’ interests		34.0	37.5
		$616.4	$477.9

Other shareholders’ interests represents the 25 per cent interest in the Saranac Partnership not owned by CE Gen.

14. COMMON SHARES

A. Issued and Outstanding

The corporation is authorized to issue an unlimited number of voting common shares without nominal or par value.

Year ended Dec. 31		2004		2003		2002
	Common		Common		Common
	shares		shares		shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount
Issued and outstanding, beginning of year	190.7	$1,555.7	169.8	$1,226.2	168.3	$1,170.9
Issued as a public offering and other	–	–	17.3	270.4	–	–
Issued under dividend reinvestment and
share purchase plan	3.4	55.3	3.3	54.6	2.7	53.4
Issued on purchase of Vision Quest	–	0.7	0.1	1.7	0.6	11.6
Issued for cash under stock option plans	0.1	1.1	0.1	1.4	0.1	1.8
Issued under Performance Share Ownership Plan	–	1.1	0.1	1.4	0.1	1.9
Repurchased by the corporation	(0.1)	(1.2)	–	–	(2.0)	(13.4)
Employee share purchase loans	–	(0.8)	–	–	–	–
	194.1	$1,611.9	190.7	$1,555.7	169.8	$1,226.2

At Dec. 31, 2004, the corporation had 194.1 million (2003 – 190.7 million, 2002 – 169.8 million) common shares issued and outstanding plus outstanding employee stock options to purchase an additional 2.9 million shares (2003 – 3.1 million, 2002 – 3.2 million).

In February 2004, TransAlta announced a normal course issuer bid to repurchase up to 3.0 million common shares for cancellation. In 2004, 143,500 shares were repurchased. No shares were repurchased during 2003. In 2002, the corporation purchased for cancellation 2.0 million common shares. The $1.1 million in 2004 and the $27.0 million in 2002 in excess of the repurchase price over the average net book value of the common shares was charged to retained earnings.

In March 2003, the corporation issued 15.0 million common shares for gross proceeds of $240.0 million, with issue costs of $8.0 million. The offering included an option for the underwriters to purchase a further 2.25 million common shares for $36.0 million. This option was exercised on April 17, 2003, with issue costs of $3.0 million.

B. Shareholder Rights Plan

The primary objective of the shareholder rights plan is to provide the corporation’s Board of Directors sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the corporation and to provide every shareholder with an equal opportunity to participate in such a bid. The plan was originally approved in 1992, and has been revised from time to time for conformity with current practices.

When an acquiring shareholder acquires 20 per cent or more of the outstanding common shares of the corporation and that shareholder does not make a bid for all of the common shares outstanding, each shareholder other than the acquiring shareholder may receive one right for each common share owned. Each right will entitle the holder to acquire an additional $160 worth of common shares for $80.

C. Dividend Reinvestment and Share Purchase Plan

Under the terms of the dividend reinvestment and share purchase plan, participants are able to purchase additional common shares by reinvesting dividends. Common shares will be issued from treasury. In 2004, 3.4 million (2003 – 3.3 million, 2002 –2.7 million) common shares were purchased under this program for $55.3 million (2003 – $54.6 million, 2002 – $53.4 million).

D. Diluted Earnings Per Share (EPS)
Year ended Dec. 31		2004		2003		2002
	Numerator	Denominator	Numerator	Denominator	Numerator	Denominator
Basic EPS from continuing operations	160.6	192.7	234.2	185.3	66.8	169.6
Impact of PSOP	–	0.1	–	0.1	–	0.1
Diluted EPS from continuing operations	160.6	192.8	234.2	185.4	66.8	169.7

Options to purchase common shares were not included in the computation of diluted EPS as the exercise price of the options was greater than the average market price of the common shares during the periods. The impact of settling preferred securities’ coupon payments in shares did not have a dilutive effect on EPS from continuing operations in 2002.

15. STOCK-BASED COMPENSATION PLANS

At Dec. 31, 2004, the corporation had three types of stock-based compensation plans and an employee share purchase plan.

The corporation is authorized to grant employees options to purchase up to an aggregate of 13.0 million common shares at prices based on the market price of the shares as determined on the grant date. The corporation has reserved 13.0 million common shares for issue.

A.	Fixed Stock Option Plans I. Management Plan

The granting of options under this fixed stock option plan was discontinued in 1997. Options were granted under this plan to certain eligible employees. The options could not be exercised until one year after grant and thereafter at an amount not exceeding 20 per cent of the grant per year on a cumulative basis until the sixth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

II. Canadian Employee Plan

This plan came into effect in 2000 and was offered to all full-time and part-time employees in Canada at or below the level of manager. Options granted under this plan may not be exercised until one year after grant and thereafter at an amount not exceeding 25 per cent of the grant per year on a cumulative basis until the fifth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

III. Alberta Distribution and Retail (D&R) Plan

This plan came into effect in 2000 and was offered to all full-time and part-time employees of the Alberta D&R business segment. Options granted under this plan could not be exercised until the date of the closing of the Alberta D&R sale on August 31, 2000, after which the entire grant could be exercised for up to three years after the closing. The outstanding options under this plan at Dec. 31, 2003 expired in January 2004.

IV. U.S. Plan

This plan came into effect in 2001 and was offered to all full-time and part-time employees in the U.S. at or below the level of manager. Options granted under this plan may not be exercised until one year after grant and thereafter at an amount not exceeding 25 per cent of the grant per year on a cumulative basis until the fifth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

V. Australian Phantom Plan

This plan came into effect in 2001 and was offered to all full-time and part-time employees in Australia, excluding directors and officers. Options under this plan are not physically granted; rather, employees receive the equivalent value of shares in cash when exercised. Options granted under this plan may not be exercised until one year after grant and thereafter at an amount not exceeding 25 per cent of the grant per year on a cumulative basis until the fifth year, after which the entire grant may be exercised until the tenth year, which is the expiry date.

	Management			Canadian		Alberta		U.S.		Australian
		plan	employee plan			D&R plan	employee plan		phantom plan
	Number	Weighted	Number	Weighted	Number	Weighted	Number	Weighted	Number	Weighted
	of share	average	of share	average	of share	average	of share	average	of share	average
	options	exercise	options	exercise	options	exercise	options	exercise	options	exercise
	(millions)	price	(millions)	price	(millions)	price	(millions)	price	(millions)	price
Outstanding,
Jan.1, 2002	0.2	$14.84	1.3	$22.27	0.1	$14.20	0.8	$14.19	–	$–
Granted	–	–	0.7	20.92	–	–	0.4	12.51	0.1	22.00
Exercised	(0.1)	14.57	(0.1)	14.23	–	–	–	–	–	–
Cancelled or expired	–	–	(0.3)	22.98	–	–	(0.1)	13.53	–	–
Outstanding,
Dec. 31, 2002	0.1	$14.91	1.6	$21.89	0.1	$14.20	1.1	$13.61	0.1	$22.00
Granted	–	–	0.1	17.11	–	–	–	–	–	–
Exercised	–	–	–	–	(0.1)	14.20	–	–	–	–
Cancelled or expired	–	–	(0.1)	21.39	–	–	–	–	–	–
Outstanding,
Dec. 31, 2003	0.1	$14.91	1.6	$21.18	–	$–	1.1	$13.61	0.1	$22.00
Granted	–	–	–	–	–	–	–	–	–	–
Exercised	–	–	(0.1)	–	–	–	–	–	–	–
Cancelled or expired	–	–	–	22.52	–	–	(0.1)	13.47	–	–
Outstanding,
Dec. 31, 2004	0.1	$14.91	1.5	$21.93	–	$–	1.0	$13.56	0.1	$22.00

			Options outstanding		Options exercisable
			Weighted
		Number	average	Weighted	Number	Weighted
		outstanding at	remaining	average	exercisable at	average
		Dec. 31, 2004	contractual	exercise	Dec. 31, 2004	exercise
Range of exercise prices		(millions)	life (years)	price	(millions)	price
	$13.12 - $18.00	0.8	5.8	$13.71	0.5	$13.84
	$18.01 - $23.00	1.4	6.7	16.89	0.9	17.24
	$27.70	0.5	6.3	27.70	0.4	27.70
	$13.12 - $27.70	2.7	6.3	$17.99	1.8	$18.40

B.	Performance Stock Option Plan

In 1999, the corporation expanded enrolment in the share option program to include all Canadian employees of the corporation, excluding the level of director and above, by issuing stock options with an expiry date of 2009 and vesting dependent upon achieving certain earnings per share targets.

Year ended Dec. 31		2004		2003		2002
	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price	Number of share options (millions)	Weighted average exercise price
Outstanding, beginning of year	0.2	$ 22.44	0.2	$ 22.44	0.4	$ 22.31
Exercised	-	-	-	-	(0.1)	15.16
Cancelled or expired	-	-	-	-	(0.1)	22.99
Outstanding, end of year	0.2	$ 22.44	0.2	$ 22.44	0.2	$ 22.44

At Dec. 31, 2004, the corporation had 13,008 options under this plan with an exercise price of $14.15 and a weighted average remaining contractual life of 5.0 years and 203,800 options with an exercise price of $23.05 and a weighted average remaining contractual life of 4.1 years outstanding. At Dec. 31, 2004, all outstanding options had vested.

C. Performance Share Ownership Plan (PSOP)

Under the terms of the PSOP, which commenced in 1997, the corporation was authorized to grant to employees and directors up to an aggregate of 2.0 million common shares. The number of common shares which could be issued under both the PSOP and the share option plans, however, could not exceed 6.0 million common shares. Participants in the PSOP receive awards which, after three years, make them eligible to receive a set number of common shares or cash equivalent up to the maximum of the award amount plus any accrued dividends thereon. The actual number of common shares or cash equivalent a participant may receive is determined by the percentile ranking of the total shareholder return over three years of the corporation’s common shares amongst a selected group of publicly traded companies. Until Dec. 31, 2001, where common shares were awarded, such shares were then held in trust and therefore could not be disposed of for a period of two additional years.

On Dec. 31, 2001, the plan was modified so that after three years, once the PSOP eligibility has been determined, 50 per cent of the shares may be released to the participant, while the remaining 50 per cent will be held in trust for one additional year. In addition, the number of common shares the corporation is authorized to grant under the terms of the PSOP was increased to 4.0 million common shares and the maximum number of common shares which may be issued under both the PSOP and share option plans was increased to 13.0 million common shares.

Year ended Dec. 31	2004	2003	2002
Number of awards outstanding; beginning of year	1.5	1.3	0.9
Granted	0.4	0.7	0.6
Awarded	–	(0.1)	(0.1)
Cancelled or expired	(0.4)	(0.4)	(0.1)
Number of awards outstanding; end of year	1.5	1.5	1.3

In 2004, PSOP compensation expense was $3.4 million (2003 – $nil, 2002 – $5.3 million), which is included in operations, maintenance and administration expense in the statements of earnings. In 2002, 84,578 common shares were issued at $21.60 per share. In 2003, 83,300 common shares were issued at $17.11 per share. In 2004, 16,457 common shares were issued at $17.11 per share and 44,846 common shares were issued at $18.53 per share.

D. Employee Share Purchase Plan

Under the terms of the employee share purchase plan, the corporation will extend an interest-free loan (up to 30 per cent of an employee’s base salary) to employees below executive level and allow for payroll deductions over a three-year period to repay the loan. Executives are no longer eligible for this program in accordance with the Sarbanes-Oxley legislation. The corporation will purchase these common shares on the open market on behalf of employees at prices based on the market price of the shares as determined on the date of purchase. Employee sales of these shares are handled in the same manner. At Dec. 31, 2004, accounts receivable from employees under the plan totalled $0.8 million (2003 – $0.9 million).

E. Stock-Based Compensation

As disclosed in Note 1(P), the corporation adopted the intrinsic value method of accounting for stock-based compensation effective Jan.1, 2002. On Jan.1, 2003, the corporation adopted the fair value method of accounting for stock-based compensation prospectively, under which a compensation expense is measured at the grant date and recognized over the service period. No awards were granted in 2004 or 2003. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation for grants made in 2002:

Year ended Dec. 31	2004	2003	2002
Reported net earnings	$170.2	$234.2	$199.6
Compensation expense	1.7	2.6	3.7
Pro forma net earnings	$168.5	$231.6	$195.9

Reported basic earnings per share	$0.88	$1.26	$1.17
Compensation expense per share	0.01	0.01	0.02
Pro forma basic earnings per share	$0.87	$1.25	$1.15

Reported diluted earnings per share	$0.88	$1.26	$1.17
Compensation expense per share	0.01	0.01	0.02
Pro forma diluted earnings per share	$0.87	$1.25	$1.15

The estimated fair value of these stock options granted in 2002 and prior was determined using the binomial model using the following assumptions, resulting in a weighted-average fair value of $4.25 in 2002.

2002
Risk-free interest rate	5.9%
Expected hold period to exercise (years)	7.0
Volatility in the price of the corporation’s shares	28.3%

16. PRIOR PERIOD REGULATORY DECISION

At Dec. 31, 2000, the corporation had made a provision of US$28.8 million against US$58.0 million of receivables outstanding related to sales to the California market. US$5.0 million of this amount was received during 2001. In March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million ($22.9 million). However, ultimate collection of the remaining balance remains uncertain.

On April 16, 2002, the Alberta Energy and Utilities Board (EUB) rendered a negative decision of $3.3 million pre-tax with respect to TransAlta’s hydro bidding strategy in 2000.

17. INCOME TAXES

The corporation follows Canadian GAAP for non-regulated entities for all electricity generation operations and, as a result, future income taxes have been recorded for all operations.

A. Statements of Earnings
I. Rate Reconciliations
Year ended Dec. 31	2004	2003	2002
Earnings from continuing operations before income taxes	$210.7	$298.8	$76.2
Statutory Canadian federal and provincial income tax rate	33.9%	36.8%	39.3%
Expected taxes on income	$71.4	$109.8	$29.9
Increase (decrease) in income taxes resulting from:
Lower effective foreign tax rates	(19.2)	(22.9)	(19.9)
Benefit of favourable audit outcome	(6.8)	–	–
Utilization of previously unrecognized tax losses	–	–	(11.2)
Resource allowance net of non-deductible royalties	(1.6)	(2.5)	(3.1)
Manufacturing and processing rate reduction	(1.7)	(3.5)	(3.5)
Non-taxable portion of gain on disposal of assets	–	(22.7)	–
Non-deductible costs and other	(1.2)	(2.2)	4.6
Large corporations tax (net of surtax)	10.3	9.5	8.0
Asset impairment and equipment cancellation recognized at lower rate	–	1.8	6.3
Effect of tax rate changes	(7.8)	(4.4)	(1.7)
Unrecognized future income tax assets	6.7	1.7	–
Income tax expense	$50.1	$64.6	$9.4

Effective tax rate	23.8%	21.6%	12.3%

The corporation’s operations are complex, and the computation and provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. The corporation’s tax filings are subject to audit by taxation authorities. The outcome of some audits may change the tax liability of the corporation. Management believes it has adequately provided for income taxes based on all information currently available.

II. Components of Income Tax Expense
Year ended Dec. 31	2004	2003	2002
Current tax expense	$36.1	$51.0	$77.8
Future income tax (benefit) expense related to the origination
and reversal of temporary differences	21.8	17.9	(55.5)
Future income tax (benefit) expense resulting from changes in tax rates or laws	(7.8)	(4.3)	(1.7)
Utilization of previously unrecognized tax losses	–	–	(11.2)
Income tax expense	$50.1	$64.6	$9.4

B. Balance Sheets
Significant components of the corporation’s future income tax assets and liabilities are as follows:
Year ended Dec. 31		2004	2003
Net operating and capital loss carryforwards		$275.7	$188.0
Asset retirement obligations		88.9	79.1
Unrealized losses on electricity trading contracts		29.7	62.8
Property, plant and equipment		(949.4)	(866.4)
Unrealized gains on electricity trading contracts		(36.4)	(68.3)
Other deductible temporary differences		30.0	33.8
		$(561.5)	$(571.0)

Presented in the balance sheet as follows:
Year ended Dec. 31	2004	2003
Assets
Current	$21.5	$29.4
Long-term	132.0	90.3
Liabilities
Current	(11.1)	(4.6)
Long-term	(703.9)	(686.1)
	$(561.5)	$(571.0)

As at Dec. 31, 2004, there are income tax loss carryforwards of $66.6 million (2003 – $80.3 million) for which no tax benefit has been recognized. These losses begin to expire in 2012.

18. EMPLOYEE FUTURE BENEFITS

A. Description

The corporation has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and, in Canada, there is an additional supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented.

The latest actuarial valuations of the registered and supplemental pension plans were as at Dec. 31, 2004. The measurement date used to determine plan assets and accrued benefit obligation was Dec. 31, 2004. The effective date of the next required valuation for funding purposes is Dec. 31, 2007. The supplemental pension plan is solely the obligation of the corporation. The corporation is not obligated to fund the supplemental plan but is obligated to pay benefits under the terms of the plan as they come due. The corporation has posted a letter of credit in the amount of $38.5 million to secure the obligations under the supplemental plan.

The corporation provides other health and dental benefits to the age of 65 for both disabled members (other post-employment benefits) and retired members (other post-retirement benefits). The latest actuarial valuation of these other plans was as at April 30, 2002. The measurement date used to determine the accrued benefit obligation was also April 30, 2002. The effective date of the next required valuation for funding purposes is Dec. 31, 2005.

B. Costs Recognized
Year ended Dec. 31, 2004	Registered	Supplemental	Other	Total
Current service cost	$4.2	$1.1	$0.6	$5.9
Interest cost	20.5	2.1	1.0	23.6
Actual return on plan assets	(33.4)	–	–	(33.4)
Actuarial (gains) losses in 2004	14.4	(1.5)	0.2	13.1
Plan amendments in 2004	–	–	3.8	3.8
Difference between expected return and actual return on plan assets	9.6	–	–	9.6
Difference between actuarial (gain) loss recognized for the year and
actual actuarial (gain) loss on accrued benefit obligation for the year	(12.3)	2.0	0.3	(10.0)
Difference between amortization of past service costs
for the year and actual plan amendments for the year	0.1	(0.1)	(3.8)	(3.8)
Amortization of net transition obligation (asset)	(9.2)	0.3	–	(8.9)
Defined benefit (income) cost	(6.1)	3.9	2.1	(0.1)
Defined contribution option expense of registered pension plan	9.0	–	–	9.0
Net expense	$2.9	$3.9	$2.1	$8.9

Year ended Dec. 31, 2003	Registered	Supplemental	Other	Total
Current service cost	$3.8	$1.4	$0.6	$5.8
Interest cost	21.0	2.2	1.1	24.3
Actual return on plan assets	(35.9)	–	–	(35.9)
Actuarial (gains) losses in 2003	21.5	(0.7)	0.5	21.3
Difference between expected return and actual return on plan assets	12.3	–	–	12.3
Difference between actuarial (gain) loss recognized for the year and
actual actuarial (gain) loss on accrued benefit obligation for the year	(20.2)	1.3	(0.1)	(19.0)
Difference between amortization of past service costs for the
year and actual plan amendments for the year	0.1	(0.1)	–	–
Amortization of net transition obligation (asset)	(9.1)	0.3	–	(8.8)
Defined benefit (income) cost	(6.5)	4.4	2.1	–
Defined contribution option expense of registered pension plan	9.7	–	–	9.7
Net expense	$3.2	$4.4	$2.1	$9.7

Year ended Dec. 31, 2002	Registered	Supplemental	Other	Total
Current service cost	$4.0	$1.0	$0.6	$5.6
Interest cost	21.7	1.9	1.0	24.6
Actual return on plan assets	7.7	–	–	7.7
Actuarial (gains) losses in 2002	9.9	6.6	1.4	17.9
Settlement upon sale of Transmission operation	3.8	–	(0.5)	3.3
Difference between expected return and actual return on plan assets	(34.5)	–	–	(34.5)
Difference between actuarial (gain) loss recognized for the year and
actual actuarial (gain) loss on accrued benefit obligation for the year	(9.7)	(6.4)	(0.9)	(17.0)
Difference between amortization of past service costs for the
year and actual plan amendments for the year	–	–	–	–
Amortization of net transition obligation (asset)	(9.2)	0.3	–	(8.9)
Defined benefit (income) cost	(6.3)	3.4	1.6	(1.3)
Defined contribution option expense of registered pension plan	9.2	–	–	9.2
Net expense	$2.9	$3.4	$1.6	$7.9

In 2004 and 2003, the entire net expense related to continuing operations while in 2002, $3.6 million related to discontinued
operations.
C. Status of Plans
Year ended Dec. 31, 2004		Registered	Supplemental	Other
Fair value of plan assets		$352.0	$1.4	$–
Accrued benefit obligation		379.0	36.6	21.7
Funded status – plan deficit		(27.0)	(35.2)	(21.7)
Amounts not yet recognized in financial statements:
Unrecognized past service costs		0.5	(0.5)	3.8
Unamortized transition (asset) obligation		(55.0)	3.0	–
Unamortized net actuarial gains		57.1	6.6	6.2
Total recognized in financial statements:
Accrued benefit liability		$(24.4)	$(26.1)	$(11.7)

Amortization period in years (EARSL)		9	9	11

Year ended Dec. 31, 2003		Registered	Supplemental	Other
Fair value of plan assets		$351.9	$0.9	$–
Accrued benefit obligation		366.6	36.5	18.0
Funded status – plan deficit		(14.7)	(35.6)	(18.0)
Amounts not yet recognized in financial statements:
Unrecognized past service costs		0.6	(0.5)	–
Unamortized transition (asset) obligation		(64.2)	3.3	–
Unamortized net actuarial gains		55.7	7.9	6.9
Total recognized in financial statements:
Accrued benefit liability		$(22.6)	$(24.9)	$(11.1)

Amortization period in years (EARSL)		9	9	12

The accrued benefit liability is included in accounts payable and accrued liabilities on the consolidated balance sheets.

Year ended Dec. 31, 2004		Registered	Supplemental	Other
Accrued current liabilities		$2.2	$0.7	$1.1
Other long-term liabilities		22.2	25.4	10.6
Accrued benefit liability		$24.4	$26.1	$11.7

Year ended Dec. 31, 2003
Accrued current liabilities		$2.7	$0.6	$1.2
Other long-term liabilities		19.9	24.3	9.9
Accrued benefit liability		$22.6	$24.9	$11.1

D. Contributions
Expected cash flows are as follows:
	Registered	Supplemental	Other	Total
Employer contributions
2005 (expected)	$2.2	$0.6	$0.1	$2.9
Expected benefit payments
2005	23.2	1.7	1.2	26.1
2006	24.0	1.8	1.3	27.1
2007	24.3	2.0	1.5	27.8
2008	25.0	2.0	1.6	28.6
2009	25.8	2.1	1.7	29.6
2010 – 2014	137.6	12.2	9.6	159.4

E. Plan Assets
		Registered	Supplemental	Other
Fair value of plan assets at Dec. 31, 2002		$353.3	$0.4	$–
Contributions		0.5	0.5	0.1
Transfers to defined contribution option		(9.7)	–	–
Benefits paid		(26.2)	–	(0.1)
Effect of translation on U.S. plans		(1.9)	–	–
Actual return on plan assets [1]		35.9	–	–
Fair value of plan assets at Dec. 31, 2003		$351.9	$0.9	$–
Contributions		2.6	0.5	0.1
Transfers to defined contribution option		(9.0)	–	–
Benefits paid		(25.3)	–	(0.1)
Effect of translation on U.S. plans		(1.6)	–	–
Actual return on plan assets [1]		33.4	–	–
Fair value of plan assets at Dec. 31, 2004		$352.0	$1.4	$–

1 Net of expenses.

The corporation’s investment policy is to achieve a consistently high investment return over time while maintaining an acceptable level of risk to satisfy the benefit obligations of the pension plans. The goal is to maintain a long-term rate of return on the fund that exceeds inflation by four per cent. The pension fund may be invested in publicly traded common or preferred equity shares, rights or warrants; convertible debentures or preferred securities; bonds, debentures, mortgages, notes or other debt instruments of government agencies or corporations; private company securities; guaranteed investment contracts; term deposits; cash or money market securities; and mutual or pooled funds eligible for pension fund investment. The target allocation percentages are 60 per cent equity and 40 per cent fixed income. Cash and money market instruments may be held from time to time as short-term investment decisions or as defensive reserves within the portfolios of each asset class. The fund may invest in derivatives for the purpose of hedging the portfolio or altering the desired mix of the fund. Derivative transactions that leverage the fund in any way are not permitted without the specific approval of the Pension Committee.

The allocation of plan assets by major asset category at Dec. 31, 2004 and 2003 is as follows:

Year ended Dec. 31, 2004	Registered	Supplemental
Equity securities	55.9%	–
Debt securities	42.5%	–
Cash equivalents	1.6%	100.0%
Total	100.0%	100.0%

Year ended Dec. 31, 2003	Registered	Supplemental
Equity securities	55.0%	–
Debt securities	44.2%	–
Cash equivalents	0.8%	100.0%
Total	100.0%	100.0%

Plan assets include common shares of the corporation having a fair value of $0.7 million at Dec. 31, 2004 (2003 – $0.7 million). The corporation charged the registered plan $0.1 million for administrative services provided for the year ended Dec. 31, 2004 (2003 – $0.1 million).

F. Reconciliation of Accrued Benefit Obligations
	Registered	Supplemental	Other
Accrued benefit obligation as at Dec. 31, 2002	$349.8	$35.5	$18.2
Current service cost	3.8	1.4	0.6
Interest cost	21.0	2.2	1.1
Expected benefits paid	(25.0)	(1.3)	(1.0)
Past service charge	0.6	(0.6)	–
Plan amendments	0.1	–	–
Effect of translation on U.S. plans	(5.2)	–	(1.4)
Actuarial loss (gain)	21.5	(0.7)	0.5
Accrued benefit obligation as at Dec. 31, 2003	$366.6	$36.5	$18.0
Current service cost	4.2	1.1	0.6
Interest cost	20.5	2.1	1.0
Expected benefits paid	(23.7)	(1.6)	(1.2)
Past service charge	–	–	3.8
Effect of translation on U.S. plans	(3.0)	–	(0.7)
Actuarial loss (gain)	14.4	(1.5)	0.2
Accrued benefit obligation as at Dec. 31, 2004	$379.0	$36.6	$21.7

G. Assumptions

The significant actuarial assumptions adopted in measuring the corporation’s accrued benefit obligations were as follows:

Year ended Dec. 31, 2004	Registered	Supplemental	Other
Accrued benefit obligation at Dec. 31
Discount rate	5.5%	5.5%	5.6%
Rate of compensation increase	3.5%	3.5%	–
Benefit cost for year ended Dec. 31
Discount rate	5.8%	5.8%	5.9%
Rate of compensation increase	3.5%	3.5%	–
Expected rate of return on plan assets	7.1%	–	–
Assumed health care cost trend rate at Dec. 31
Health care cost escalation	–	–	10.0 -12.5%1
Dental care cost escalation	–	–	4.0%
Provincial health care premium escalation	–	–	2.5%

Year ended Dec. 31, 2003	Registered	Supplemental	Other
Accrued benefit obligation at Dec. 31
Discount rate	5.8%	5.8%	6.1%
Rate of compensation increase	3.5%	3.5%	–
Benefit cost for year ended Dec. 31
Discount rate	6.3%	6.3%	6.4%
Rate of compensation increase	3.6%	3.5%	–
Expected rate of return on plan assets	7.1%	–	–
Assumed health care cost trend rate at Dec. 31
Health care cost escalation	–	–	6.6-7.0%[2]
Dental care cost escalation	–	–	3.5%
Provincial health care premium escalation	–	–	2.5%
1	For the next 10 years and five per cent thereafter for Canadian plans. For U.S. plans, decreasing to five per cent for 2012 and remaining at that level thereafter.
2	For five years and 5 per cent thereafter for Canadian plans. For U.S. plans, decreasing gradually to 4.5 per cent for 2016 and remaining at that level thereafter.

The expected long-term rate of return on plan assets is based on past performance and economic forecasts for the types of investments held by the plan. The estimated rate of return is lower than the historical returns of the appropriate indices.

Sensitivity to changes in assumed health care cost trend rates are as follows:

		One percentage	One percentage
		point increase	point decrease
Effect on total service and interest costs		$0.1	$(0.1)
Effect on post-retirement benefit obligation		$1.2	$(1.0)

19.	FINANCIAL RISK MANAGEMENT
A.	Foreign Exchange Rate Risk Management I. Hedges of Foreign Operations

The corporation has exposure to changes in the carrying values of its self-sustaining foreign operations as a result of changes in foreign exchange rates. The corporation uses cross-currency interest rate swaps at fixed and floating rate terms, forward sales contracts and direct foreign currency debt to hedge these exposures. The principal component of the cross-currency interest rate swaps and direct foreign currency debt hedge a portion of the carrying value of foreign operations. Translation gains and losses related to these components are deferred and included in CTA in shareholders’ equity on a net of tax basis.

Realized gains and losses arising from the hedging of net investments and inter-company transactions are reflected as an investing activity in the statement of cash flows. Upon the settlement of certain financial instruments designated as net investment hedges, a foreign exchange gain of $47.8 million was realized in 2004 (2003 – $194.1 million, 2002 – $4.2 million). This is recorded in the corporation’s cumulative translation account in total equity. During 2004, the corporation reclassified prior year cash flows to be consistent with the current presentation.

Details of the notional amounts of cross-currency interest rate swaps are as follows:
Year ended Dec. 31			2004			2003
	Amount	Fair value	Maturities	Amount	Fair value	Maturities
Australian dollars	AUD$34.0	$(3.4)	2005	AUD$221.0	$(13.1)	2005-2010
U.S. dollars	US$706.9	$128.7	2005-2012	US$429.0	$60.1	2004-2012

In addition, the corporation has designated U.S. dollar denominated long-term debt (Note 11) in the amount of US$727.9 million (2003 – US$743.9 million) as a hedge of its net investment in U.S. and Mexico operations with $147.6 million of related foreign currency losses (2003 – $103.1 million loss) deferred and included in CTA.

The corporation has also hedged a portion of its net investment in self-sustaining subsidiaries with foreign currency forward sales contracts as shown below:

Year ended Dec. 31			2004			2003
	Amount	Fair value	Maturities	Amount	Fair value	Maturities
New Zealand dollars	NZ$513.3	$(142.5)	2005	NZ$448.5	$(98.2)	2004
U.S. dollars	US$499.5	$82.1	2005	US$510.3	$4.0	2004
Australian dollars	AUD$8.6	$–	2005	AUD$34.3	$(2.4)	2004
Mexican pesos	MXN 871.6	$10.8	2009	–	–	–

In addition, the corporation has hedged foreign currency denominated intercompany loans to a self-sustaining foreign subsidiary using forward contracts with a notional amount of US$209.0 million (2003 – $206.7 million) and $78.3 million (2003 – $163.1 million) and a net fair value liability of $78.2 million (2003 – $52.4 million).

At Dec. 31, 2004, a $231.5 million asset (2003 – $74.9 million) and a $83.9 million liability (2003 – $87.7 million) related to the cross-currency interest rate swaps and forward sales contracts was recorded in other assets (Note 9) and deferred credits and other long-term liabilities (Note 12) respectively.

II. Hedges of Future Foreign Currency Obligations

The corporation has hedged future foreign currency obligations through forward purchase contracts as follows:

Year ended Dec.31					2004				2003
				Fair value				Fair value
Currency	Currency	Amount	Amount	asset		Amount	Amount	asset
sold	purchased	sold	purchased	(liability)	Maturities	sold	purchased	(liability)	Maturities
Canadian dollars	U.S. dollars	$43.0	US$29.5	$(6.8)	2005	$60.4	US$44.1	$(1.6)	2004-2005
U.S. dollars	Canadian dollars	US$24.5	$37.3	$7.1	2005	–	–	–	–
Mexican pesos	U.S. dollars	MXN 51.6	US$4.6	$0.1	2005	–	–	–	–
Canadian dollars	New Zealand dollars	$17.8	NZD$20.0	$(0.5)	2005	–	–	–	–
U.S. dollars	New Zealand dollars	US$207.1	NZD$456.7	$141.1	2005	US$184.8	NZD$425.0	$98.7	2005

At Dec. 31, 2004, a $8.7 million asset (2003 – $94.7 million) and a $52.2 million liability (2003 – $24.4 million) related to these hedges was recorded in other assets (Note 9) and deferred credits and other long-term liabilities (Note 12), respectively.

B.	Interest Rate Risk Management I. Existing Debt

The corporation has converted fixed interest rate debt at fixed rates ranging from 5.75 per cent to 6.9 per cent to floating rates through receive fixed interest rate swaps (Note 11) as shown below:

Year ended Dec.31			2004			2003
	Notional Amount	Fair Value of swaps	Maturities	Notional amount	Fair value of swaps	Maturities
Fixed rate debt	$ 375.0	$ 39.9	2006-2011	$ 375.0	$ 36.8	2006-2011
	US$300.0	$ 1.6	2013	US$200.0	$ 1.1	2013

The corporation has converted floating interest rate debt to fixed rate debt at a fixed rate of 7.4 per cent through receive floating rate swaps (Note 11) as shown below:

Year ended Dec. 31			2004			2003
	Notional Amount	Fair Value of swaps	Maturities	Notional amount	Fair value of swaps	Maturities
Floating rate debt	US$87.9	$ (21.1)	2016	US$91.8	$ (26.8)	2016

Including the interest rate swaps above, 25.0 per cent of the corporation’s debt is subject to floating interest rates (2003 – 23.6 per cent).

The fair value of the corporation’s fixed interest long-term debt changes as interest rates change, with details as follows:

Year ended Dec.31		2004		2003
	Carrying amount	Fair Value	Carrying amount	Fair Value
Long-term debt, including current portion	$ 3,232.9	$ 3,416.6	$ 3,621.1	$ 3,823.3

At Dec. 31, 2004, a $44.4 million asset (2003 – $51.3 million) related to the interest rate swaps was recorded in other assets

(Note 9).

C.	Energy Commodities Price Risk Management I. Trading Activities

The corporation markets energy derivatives, including physical and financial swaps, forwards and options, to optimize returns from assets, to earn trading revenues and to gain market information.

At Dec. 31, 2004 and 2003, details of the corporation’s fixed price trading positions were as follows:

		Electricity	Natural gas
Units (000s)		(MWh)	(GJ)
Fixed price payor, notional amounts, Dec. 31, 2004		14,138.0	35,221.7
Fixed price payor, notional amounts, Dec. 31, 2003		13,872.6	45,638.6
Fixed price receiver, notional amounts, Dec. 31, 2004		15,854.2	29,721.2
Fixed price receiver, notional amounts, Dec. 31, 2003		13,061.8	67,738.3
Maximum term in months, Dec. 31, 2004		48	34
Maximum term in months, Dec. 31, 2003		33	24

The gross physical and financial volumes of settled sales of proprietary trading transactions are as follows:
Electricity (GWh)
Year ended Dec. 31	2004	2003	2002
Physical	61,165	55,506	61,089
Financial	23,239	34,327	31,785
	84,404	89,833	92,874

Gas (million GJ)
Year ended Dec. 31	2004	2003	2002
Physical	122.4	100.1	101.5
Financial	308.0	170.1	60.5
	430.4	270.2	162.0

The carrying and fair value of energy commodity trading assets and liabilities included on the balance sheet are as follows:

Year ended Dec. 31	2004	2003
Price risk management assets
Current	$61.4	$68.4
Long-term	32.5	31.6
Price risk management liabilities
Current	(49.9)	(64.3)
Long-term	(28.5)	(29.9)
Net price risk management assets outstanding	$15.5	$5.8

The change in fair value of contracts outstanding at Dec. 31, 2004 and 2003, as well as the changes in fair value of the net price risk management assets for 2004, is attributed to the following:

Change in fair value of net assets	Fair value
Net price risk management assets outstanding at Dec. 31, 2003	$5.8
New contracts entered into during the period	14.9
Changes in values attributable to market price and other market changes	(5.6)
Contracts realized, amortized or settled during the period	(4.3)
Changes in values attributable to discontinued hedge treatment of certain contracts	4.7
Net price risk management assets outstanding at Dec. 31, 2004	$15.5

II. Hedging Activities

The corporation uses energy derivatives, including physical and financial swaps, forwards and options, to manage its exposure to changes in electricity and natural gas prices. At Dec. 31, 2004, details of the corporation’s hedging position were as follows:

	Fixed payor notional amount	Fixed Receiver notional amount	Maximum term in months
Commodity hedges (000)s	11,015.21GJ	10,908.4MWh	45
Diesel swap (millions of litres)	12.9	-	12

The fair value of these hedges is a $12.6 million liability (2003 - $2.7 million).

In addition, the corporation has entered into a number of long-term gas purchase and transportation agreements in the normal course of business to hedge its long-term electricity sales contracts. The maximum term of these contracts is four years.

D. Credit Risk Management

The corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures. For Energy Marketing, the corporation sets strict credit limits for each counterparty and halts trading activities with the counterparty if the limits are exceeded. The corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees and/or letters of credit to support the ultimate collection of these receivables. TransAlta is exposed to minimal credit risk for Alberta Generation Power Purchase Arrangements (PPA) as all receivables are guaranteed by letters of credit.

The maximum credit exposure to any one customer, excluding the California market receivables discussed above and including the fair value of open trading positions, is $67.7 million.

20. JOINT VENTURES
Joint ventures at Dec. 31, 2004 included the following:
Joint venture	Ownership interest	Description
Sheerness joint venture	25%	Coal-fired plant in Alberta, of which TA Cogen has a
		50 per cent interest, and is operated by Canadian Utilities
Meridian joint venture	25%	Cogeneration plant in Alberta, of which TA Cogen has a
		50 per cent interest, and is operated by Husky Energy
Fort Saskatchewan joint venture	30%	Cogeneration plant in Alberta, of which TA Cogen has a
		60 per cent interest, and is operated by TransAlta
McBride Lake joint venture	50%	Wind generation facilities in Alberta, operated by TransAlta
Goldfields Power joint venture	50%	Gas-fired plant in Australia, operated by TransAlta
CE Generation LLC	50%	Geothermal and gas plants in the US, operated by CE Gen
affiliates
Genesee 3	50%	Coal-fired plant in Alberta, operated by EPCOR Utilities Inc.

Summarized information on the results of operations, financial position and cash flows relating to the corporation’s pro-rata interests in its jointly controlled corporations was as follows:

	2004	2003	2002
Results of operations
Revenues	$505.2	$539.0	$195.3
Expenses	(424.3)	(429.3)	(123.7)
Non-controlling interests	(37.1)	(25.9)	(3.0)
Proportionate share of net earnings	$43.8	$83.8	$68.6

Cash flows
Cash flow from operations	$153.2	$498.7	$7.2
Cash flow used in investing activities	(21.6)	(1,603.4)	(33.2)
Cash flow used in financing activities	(129.1)	1,131.5	–
Proportionate share of decrease in cash and cash equivalents	$2.5	$26.8	$(26.0)

Financial position
Current assets	$112.7	$125.9	$37.0
Long-term assets	2,033.7	2,214.4	587.8
Current liabilities	(110.9)	(135.1)	(11.9)
Long-term liabilities	(635.6)	(806.2)	(5.5)
Non-controlling interests	(416.3)	(164.5)	(27.4)
Proportionate share of net assets	$983.6	$1,234.5	$580.0

21. RELATED PARTY TRANSACTIONS

On Dec. 1, 2004, TransAlta completed the sale of its 50 per cent interest in the 220-MW Meridian Cogeneration Facility located in Lloydminster, Saskatchewan to TA Cogen for its fair value of $110.0 million. TA Cogen (owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power) financed the acquisition through the use of $50.0 million of cash on hand and by the issuance of $30.0 million of units to each of TransAlta Power and TEC. TA Cogen also issued an advance to TEC for $30.0 million. The advance outstanding at Dec. 31, 2004 was $28.0 million and is included in accounts receivable. TransAlta recorded a gain of $11.5 million after-tax or $0.06 per common share ($17.7 million pre-tax).

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit, 756-MW coal-fired Sheerness Generating Station to TA Cogen for $630.0 million. The exchange amount was at fair value and was determined based on an estimate of the future net cash flows of the plant and approved by the independent directors of TA Cogen. There are no ongoing contractual commitments or arrangements resulting from this sale apart from the provision of operational and management services under normal commercial terms for the Sheerness Generating Station.

In connection with the sale of the Sheerness Generating Station, the obligation for TransAlta to purchase all of TransAlta Power’s interest in TA Cogen on Dec. 31, 2018 that arose on the sale of power generation assets to TA Cogen in 1998 has been eliminated; therefore the deferred gain of $119.8 million related to this sale was recognized in earnings in 2003. In addition, the management agreements between TransAlta, TransAlta Power and TA Cogen were amended to remove the mechanism for the deferral of management fees and remove the obligation for TransAlta Power and TA Cogen to pay management fees to TransAlta in the future. As consideration for the amendments, TransAlta received $1.0 million from TransAlta Power and $5.0 million from TA Cogen.

In February 2003, TransAlta entered into an agreement with CE Gen whereby TransAlta buys available power from certain CE Gen subsidiaries under normal commercial terms. In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2007, TA Cogen entered into a transportation swap transaction with a wholly-owned subsidiary of TransAlta, TEC (Note 12). TEC operates and maintains TA Cogen’s three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta. TEC also provides management services to the Sheerness Generating Station in Alberta, which is operated by Canadian Utilities. The business purpose of the transportation swap was to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for two of its plants over the period of the swap. This stabilizes cash distributions in TA Cogen and thereby preserves the value of the limited partnership as a financing vehicle of TransAlta. The notional gas volume in the transaction was the total delivered fuel for both facilities. Exchange amounts are based on the market value of the contract. TransAlta entered into an offsetting contract with an external third party, therefore TransAlta has no risk other than counterparty risk.

TA Cogen entered into a fixed-for-floating gas swap transaction with TEC for a 61-month period starting Dec. 1, 2000. The swap transaction provides TA Cogen with fixed price gas for both the Mississauga and Ottawa plants over the period. The floating prices associated with the Mississauga and Ottawa cogeneration plants’ long-term fuel supply agreements were transferred to TEC’s account. The notional gas volume in the transaction was the total delivered fuel for both facilities. As consideration and in negotiation, TA Cogen transferred the right to incremental revenues associated with curtailed electrical production and subsequent higher revenue gas sales. At Dec. 31, 2004, the portion of the contract related to the non-controlling interest had a fair value liability of $4.9 million (2003 – $7.9 million).

22. COMMITMENTS

A significant portion of the corporation’s electricity and thermal sales revenues are subject to PPAs and long-term contracts. Commencing Jan. 1, 2001, Alberta Generation assets became subject to long-term PPAs for a period approximating the remaining life of each plant or unit. These PPAs set a production requirement and availability target to be supplied by each plant or unit and the price at which each megawatt-hour will be supplied to the customer. For Mexico, the plants’ energy production is subject to 25-year contracts with the Comisión Federal de Electricidad. These contracts set availability targets and the price at which the plant will be paid per kilowatt of available capacity, as well as plant efficiency targets for recovery of fuel costs based on market prices. At Sarnia, there are 20-year contracts with a customer group with three, five-year options for extensions to the contracts. The contracts allow for up to 40 per cent of the plant’s maximum capacity. These contracts set payments for peak megawatts, total megawatt hours and steam consumed, while TransAlta assumes the availability and heat rate risk. The remaining capacity is available for export to the merchant market, based on market conditions. Energy production at the remaining Ontario plants is subject to contracts expiring in nine to 14 years. These contracts set availability targets and the price at which the plant will be paid per MWhs produced, as well as risk sharing of fuel costs based on market prices. Thermal energy contracts for these Ontario plants expire the same time as the energy production contracts and are with a different customer base. These contracts set payments for volumes consumed, while TA Cogen assumes the heat rate risk. At Centralia, a significant portion of production is subject to short- to medium-term energy sales contracts. In addition, a portion of the corporation’s energy sales from its gas plants are subject to medium- to long-term energy sales contracts.

The corporation has entered into a number of long-term gas purchase agreements, transportation and transmission agreements, royalty and right-of-way agreements in the normal course of operations. In 2002, the corporation cancelled orders on several turbines, and incurred a pre-tax impairment charge of $42.5 million (Note 7). Approximate future payments under the fixed price purchase contracts, operating lease and mining agreements are as follows:

	Fixed price
	gas purchase	Operating	Mining
	contracts	leases	agreements	Total
2005	$51.4	$14.8	$81.9	$148.1
2006	53.1	13.2	36.7	103.0
2007	54.8	11.6	36.8	103.2
2008	56.8	10.6	33.3	100.7
2009	32.4	10.2	18.6	61.2
2010 and thereafter	87.0	100.0	300.3	487.3
Total	$335.5	$160.4	$507.6	$1,003.5

23. OTHER CONTINGENCIES

In March 2003, FERC completed its investigation of natural gas and power markets and indicated that the total industry refunds for price overcharges will be higher than originally anticipated.

In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta’s U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Oct. 1, 2000 and June 20, 2001. In response to FERC’s show cause orders, TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004, FERC granted the FERC Trial Staff’s motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

On May 30, 2002, the California Attorney General’s Office filed civil complaints in the state court of California against eight wholesale power companies, including TransAlta. The complaint alleges violations of California’s unfair business practices law in connection with rates charged for wholesale electricity sales. The state court denied the Attorney General’s complaint and granted an order to dismiss the claims against TransAlta. The Attorney General dropped its appeal of this decision on Nov. 2, 2004; as such, the decision is final as of such date.

On Dec. 16, 2002, the Canadian government ratified the Kyoto Protocol, which came into effect on Feb. 16, 2005. The Kyoto Protocol is not expected to have an impact on TransAlta’s U.S., Mexican or Australian operations. TransAlta is not able to estimate the full impact the Protocol will have on its Canadian operations, as the Canadian government has not yet established an implementation plan. However, the PPAs for TransAlta’s coal-fired plants in Alberta contain ‘Change of Law’ provisions that should provide an opportunity to recover compliance costs from the PPA customers.

The corporation is involved in various other claims and legal actions arising from the normal course of business. The corporation does not expect that the outcome of these proceedings having regard to insurance available to it, and the amounts reserved in respect of such claims, will have a materially adverse effect on the corporation as a whole.

24. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the current year’s presentation. Such reclassification did not impact previously reported net income or retained earnings.

25. SUBSEQUENT EVENTS

On Feb. 15, 2005, the corporation redeemed all of its 7.50 per cent Preferred Securities, which had an aggregate principal amount of $175.0 million and all of its 8.15 per cent Preferred Securities, which had an aggregate principal amount of $125.0 million. As a result, $300.0 million of Preferred Securities are included in the current portion of long-term debt at Dec. 31, 2004.